CASE NO. 22-1200

IN THE UNITED STATES COURT OF APPEALS FOR THE FIRST CIRCUIT

ROBERT B. MINTURN,
Plaintiff-Appellee,

v.

BRUCE H. MONRAD, Individually and as Special Personal
Representative of the Estate of Ernest E. Monrad;
PETER J. BLAMPIED; GEORGE P. BEAL;
and CHARLES R. DAUGHERTY,
Defendants-Appellants,

NORTHEAST INVESTORS TRUST,
Defendant.

ON APPEAL FROM THE UNITED
STATES DISTRICT COURT FOR THE
DISTRICT OF MASSACHUSETTS
CASE NO. 1:20-cv-10668

BRIEF OF DEFENDANTS-APPELLANTS

E. Page Wilkins (Bar # 1188585)
David Lurie (Bar # 54507)
LURIE FRIEDMAN LLP
One McKinley Square
Boston, MA 02109
(617) 367-1970

Alison C. Barnes (Bar # 88539)
Shikha Garg (Bar # 1204670)
KRAMER LEVIN ROBBINS RUSSELL
2000 K Street, NW, 4th Floor
Washington, DC 20006
(202) 775-4500

Attorneys for Defendants-Appellants

TABLE OF CONTENTS

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TABLE OF AUTHORITIES

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<u>**TABLE OF AUTHORITIES—Continued**</u>

REASONS WHY ORAL ARGUMENT SHOULD BE HEARD

Defendants-Appellants respectfully submit that oral argument should be heard. This appeal concerns the district court's grant of summary judgment in a case involving the interpretation of a contractual provision and its application by fiduciaries. Oral argument would aid the Court in resolving any outstanding questions regarding the contract at issue.

JURISDICTIONAL STATEMENT

The complaint alleged violations of the Employment Retirement Income Security Act of 1974 ("ERISA") as well as a breach-of-contract claim. The district court exercised federal question jurisdiction over the ERISA claims pursuant to 28 U.S.C. § 1331 and supplemental jurisdiction over the pendent state law contractual claim pursuant to 28 U.S.C. § 1367(a). Following the district court's grant of summary judgment on the breach-of-contract claim, the parties voluntarily dismissed the remaining claims. The district court entered final judgment on March 1, 2022. Addendum ("Add.") 12-13. Defendants-Appellants timely filed their notice of appeal on March 21, 2022. Joint Appendix ("JA") 13-14. Because this appeal is from a final judgment disposing of all claims, this Court has jurisdiction pursuant to 28 U.S.C. § 1291.

STATEMENT OF THE ISSUE

Whether the district court erred in determining that the 1989 Agreement unambiguously prevents Defendants-Appellants from altering or discontinuing retirement payments to Plaintiff-Appellee Robert B. Minturn ("Minturn") when doing so is consistent with the best interests of the shareholders, to whom Defendants-Appellants owe fiduciary duties.

INTRODUCTION

In 1989, the then-trustees of the Northeast Investors Trust (the "Trust") entered into an agreement outlining their plan to pay current and future compensation to themselves for their work on behalf of the Trust. Add. 17 (1989 Memorandum of Agreement (the "Agreement" or "1989 Agreement"), Section 11, dated July 1, 1989). From the outset, the funds used to pay trustee compensation pursuant to the Agreement came from the management fee paid quarterly by the Trust. That fee varies in proportion to the value of assets under management by the Trust. In addition to setting compensation amounts, the Agreement included a provision stating that the survival, continuation, and binding nature of the payment obligations to individual trustees were "[s]ubject always to the best interests of the shareholders." Add. 17.

Due to adverse business developments, the value of the Trust's assets declined substantially in recent years. Consequently, the management fee paid by the Trust

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declined as well. In 2018, the trustees voted to reduce, and later to discontinue, retirement benefits paid to Minturn under the 1989 Agreement in order to use the management fee to pay other expenses related to operation of the Trust. JA263, 271-72.

Minturn sued the Trust and the current trustees—Ernest E. Monrad,[1] Bruce H. Monrad, Peter J. Blampied, George P. Beal, and Charles R. Daugherty (the "Trustees" or the "Defendants-Appellants")—asserting that the Trustees breached the 1989 Agreement by failing to pay him in full. The district court agreed with Minturn's theory and granted him summary judgment on the breach-of-contract claim, finding that the Agreement unambiguously precluded the Trustees from altering Minturn's retirement payments. According to the district court, it was "apparent" that the Trustees' judgment regarding the shareholders' best interests had "no bearing on the substantive" payment provisions contained in the Agreement. Add. 8. In other words, the district court concluded that there was no reasonable interpretation of the 1989 Agreement that allowed the Trustees to exercise their

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[1] Ernest Monrad passed away during the pendency of this litigation. His son, Bruce Monrad, is acting as Special Personal Representative of the Estate of Ernest E. Monrad. Endorsed Order, *Minturn v. Monrad*, No. 1:20-cv-10668-NMG (D. Mass. Jan. 12, 2021), Dkt. No. 33 (granting motion to substitute Bruce Monrad as Special Personal Representative in place of his father).

business judgment to alter Minturn's retirement payments when doing so was consistent with the shareholders' best interests.

The district court erred when it held that the 1989 Agreement unambiguously entitles Minturn to full retirement compensation. Properly read, the contract provides the Trustees with discretion to alter Minturn's retirement payments when doing so is in the best interests of the shareholders. That interpretation is called for by the plain meaning of the Agreement, is consistent with the grammatical and interpretive canons courts are required to apply when determining a contract's meaning, and harmonizes the Trustees' fiduciary duties with their contractual obligations.

At a minimum, Defendants-Appellants' interpretation of the contract is a reasonable interpretation—one that the district court refused to countenance. Where a contract is susceptible to multiple reasonable interpretations, the contract is ambiguous and summary judgment based on one interpretation of the contract is inappropriate.

<u>STATEMENT OF THE CASE</u>

A.   Factual Background

The Trust is a Massachusetts business trust that has operated as a mutual fund to manage the pooled capital of its shareholders for more than seventy years. Add. 2. It is managed by trustees who are obligated to act as its fiduciaries. Pursuant to the Trust's governing document (the Declaration of Trust), the trustees receive an annual

management fee, equal to approximately 0.5% of the Trust's assets. JA267, ¶ 7.
From this fee, the trustees must pay rent for office space and necessary investment-
related expenses, which directly benefit the shareholders. JA267, ¶ 8; *see also*
JA166, § 9 (Declaration of Trust) (specifying that these expenses must be paid from
the management fee). Compensation for the personal services of the trustees is also
paid from the management fee. JA166, § 9 (the management fee "shall cover the
personal services of the Trustees to the Trust"). There is no other source from which
to pay these expenses. JA267, ¶ 7.

1. The 1989 Agreement

Although the Declaration of Trust specifies items that must be paid from the
management fee, it does not address how the management fee is to be allocated
among the Trust's various expenses, including trustee compensation. JA267, ¶ 10.
To address how the fee would be allocated among the trustees, the individuals who
served as trustees in 1989 (including Minturn) entered into an agreement providing
for trustee compensation, including retirement benefits.[2] Section 6 of the Agreement
provides that Minturn is to be paid $100,000 annually in quarterly payments for ten
years following his retirement. Add. 15. That amount was to be increased by $25,000

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[2] The Agreement has been amended on several occasions. JA146, ¶¶ 12-16. None of
the amendments is at issue here.

annually for each $100 million increase in value of the Trust's assets between 1989, when the Agreement was executed, and Minturn's date of retirement. Add. 17, § 9. Minturn retired at the end of 2013 and began receiving $175,000 annually in retirement compensation in 2014. JA144, ¶ 7; JA147, ¶ 21.

The parties' dispute centers on whether a provision in the 1989 Agreement gives the Trustees the power to alter or discontinue Minturn's retirement payments. That provision—Section 11—states:

> Subject always to the best interests of the shareholders, it is contemplated and intended as between the Trustees of Northeast Investors Trust who are signatories hereto that this Agreement and the provisions hereof for the benefit of the individual Trustees, including provisions with regard to entitlement to payments of additional compensation, shall survive and continue and be made binding upon successor trustees, advisors, management companies, or any other individuals or entities becoming entitled to trustee, advisory and/or management fees from the Trust, however and in whatever form they are paid, despite any change of form or manner of management or operation of the Trust.

Add. 17-18.[3]

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[3] Another contractual provision—Section 8—gives the Trustees power to reduce particular trustees' compensation in certain circumstances. Add. 15-16. The district court concluded that it did not need to determine whether that provision applies to Minturn's payments. Add. 9. The Trustees have not invoked Section 8 as a basis for their reduction of Minturn's retirement payments in 2018 and thus do not seek a determination of Section 8's applicability at this time.

2. The Trustees' Actions With Respect To Minturn's Retirement Payments

Minturn received full retirement payments pursuant to the 1989 Agreement

from 2014 to 2018. In 2018, the Trustees voted to reduce Minturn's retirement

payments on the grounds that doing so was in the best interests of the shareholders.

JA271, ¶ 29. From February 2018 until April 2019, the Trustees authorized quarterly

payments of $10,000. JA263; Add. 4. At the time of the vote in 2018, the Trust's net

assets had declined to $257 million, representing a 78% decline from 2001, and the

Trust's management fee had shrunk to a mere $1,326,840. JA268, ¶¶ 13, 16.[4]

In 2019, in light of further deterioration of the financial condition of the Trust, the

Trustees ceased paying retirement compensation to Minturn and used the funds for

other Trust-related expenses, including rent, investment-related research expenses

and compensation for trustees actively serving the Trust. Add. 4.

B.   Procedural History

Minturn sued the Trust and Defendants-Appellants in April 2020, arguing that

the Trustees' reduction and subsequent discontinuation of his retirement benefits

violated ERISA and breached the 1989 Agreement. JA15-23. The Trust was

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[4] In 2018, if Minturn received his full retirement payment $175,000, he would have
been paid 13% of the Trust's annual management fee. Add. 2-3; JA268, ¶ 16.

subsequently dismissed from the case. JA33. In July 2021, Minturn moved for summary judgment on his breach-of-contract claim. JA115-16.

The district court granted summary judgment for Minturn on the contract claim on February 10, 2022. Add. 11. In a mere four paragraphs of substantive analysis, the court cursorily concluded that Section 11 does not give the Trustees the power to modify Minturn's retirement compensation, even where they conclude that doing so is in the best interests of the shareholders. Add. 8-10. The court held that the contract lacked ambiguity while simultaneously observing that Section 11 "is an example of how not to draft a contract." Add. 8.

On March 1, 2022, the district court entered final judgment on Minturn's breach-of-contract claim and awarded him $794,500. Add. 12-13. The court also dismissed all remaining claims with the consent of the parties. Add. 12-13. Defendants-Appellants timely appealed the judgment on March 21, 2022. JA13-14.

STANDARD OF REVIEW

This Court reviews a grant of summary judgment de novo. *Farmers Ins. Exch. v. RNK, Inc.*, 632 F.3d 777, 782 (1st Cir. 2011). Reversal is warranted "if, after reviewing the facts and making all inferences in favor of the party against whom summary judgment [is] entered . . . 'the evidence on record is sufficiently open-ended to permit a rational factfinder to resolve the issue in favor of either side.'" *Id.*

(quoting *Maymi v. P.R. Ports Auth.*, 515 F.3d 20, 25 (1st Cir. 2008)). Affirmance is appropriate "only if the record discloses no genuine issue as to any material fact and the moving party is entitled to judgment as a matter of law." *Tropigas de P.R., Inc. v. Certain Underwriters at Lloyd's of London*, 637 F.3d 53, 56 (1st Cir. 2011). An issue is genuine if a reasonable factfinder could resolve it in favor of either party. *See id.*

SUMMARY OF ARGUMENT

I.   The district court's holding that Defendants-Appellants breached the 1989 Agreement was predicated on its erroneous conclusion that the Agreement unambiguously precludes Defendants-Appellants from altering Minturn's retirement payments. That construction of the Agreement is at odds with principles of contract interpretation. In rejecting other reasonable interpretations of the Agreement, the district court declined to make inferences in favor of the non-moving party, as it was required to do. The Agreement should be read to authorize the Trustees to reduce or discontinue trustee compensation when such action is consistent with the shareholders' best interests.

II.   At the very least, Defendants-Appellants' interpretation and the district court's interpretation are two reasonable alternative interpretations. Where there are multiple reasonable interpretations, a contract is ambiguous, and the court must consider extrinsic evidence. The district court erred by failing to do so.

ARGUMENT

I. THE DISTRICT COURT ERRED BY HOLDING THAT THE TRUSTEES BREACHED AN UNAMBIGUOUS CONTRACT[5]

Properly construed, Section 11 of the 1989 Agreement allows the Trustees to alter or discontinue retiree compensation when doing so is in the best interests of the shareholders. In holding that Section 11 unambiguously *prevents* Defendants-Appellants from altering Minturn's retirement payments, the district court misapplied canons of contractual interpretation, rejected reasonable interpretations of the provision at issue, and failed to make inferences in favor of Defendants-Appellants, as it was required to do when considering Minturn's motion for summary judgment. *See, e.g., Farmers Ins. Exch.*, 632 F.3d at 782. Specifically, the district court's interpretation misconstrues whether (1) Section 11 affects the entirety of the Agreement, (2) the best interests of the Trust's shareholders are a continuing constraint on the trustees' conduct under the language and context of the Agreement, and (3) Section 11 is wholly precatory. At a minimum, the district court

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[5] Under Massachusetts law, a plaintiff asserting a breach-of-contract claim must prove three elements: (1) the existence of a valid contract; (2) a breach of that contract; and (3) damages. Add. 6 (citing *Scholz v. Goudreau*, 901 F.3d 37, 43 (1st Cir. 2018)). Only the second element is at issue in this appeal.

erred by failing to recognize that Defendants-Appellants' reading of the contract is a reasonable interpretation. *See id.* at 783.

A.   Section 11 Empowers The Trustees To Alter Minturn's Retirement Compensation

A court interpreting a contract must first determine whether the contractual language at issue is clear or ambiguous. To do so, the court must "examine the language of the contract by itself, independent of extrinsic evidence concerning the drafting history or the intention of the parties." *Bank v. Thermo Elemental Inc.*, 451 Mass. 638, 648, 888 N.E.2d 897, 907 (2008). "An ambiguity arises from language susceptible of different meanings in the eyes of reasonably intelligent persons." *Browning-Ferris Indus., Inc. v. Casella Waste Mgmt. of Mass., Inc.*, 79 Mass. App. Ct. 300, 307, 945 N.E.2d 964, 970-71 (2011); *see also Farmers Ins. Exch.*, 632 F.3d at 783 (explaining that ambiguity may be found "where an agreement's terms are inconsistent on their face or where the phraseology can support reasonable differences of opinion as to the meaning of the words employed and obligations undertaken").

Section 11, the provision at issue here, provides as follows:

Subject always to the best interests of the shareholders, it is contemplated and intended as between the Trustees of Northeast Investors Trust who are signatories hereto that this Agreement and the provisions hereof for the benefit of the individual Trustees, including provisions with regard to entitlement to payments of additional compensation, shall survive and continue and be made binding upon successor trustees, advisors, management companies, or any other individuals or entities becoming entitled to trustee, advisory and/or management fees from the Trust, however and in whatever form they are paid, despite any change of form or manner of management or operation of the Trust.

Add. 17-18.

i. The District Court Erred In Its Application Of The "Subject To" Clause

Section 11 begins with the phrase "[s]ubject always to the best interests of the shareholders." Add. 17. Three separate obligations follow the "subject to" clause: that the Agreement shall (1) "survive," (2) "continue," and (3) "be made binding upon successor trustees." Add. 17.

The district court concluded that the "subject to" clause modifies *only* the last obligation. The court held that the clause unambiguously "impact[s] future management fee recipients . . . but . . . has no bearing on the substantive obligations set forth in other sections of the contract." Add. 8-9. The court's determination that the "subject to" clause modifies some—but not all—of the language in Section 11 is inconsistent with principles of contract interpretation. Properly interpreted, the "subject to" clause unambiguously modifies all three obligations that follow, including the obligations that the Agreement shall survive and continue.

First, the district court's interpretation violates the cardinal canon of contract interpretation that "contracts should be construed to give effect to every word, clause, and phrase." *United States v. Melvin*, 730 F.3d 29, 37 (1st Cir. 2013) (citation omitted); *Comput. Sys. of Am., Inc. v. W. Rsrv. Life Assurance Co.*, 19 Mass. App. Ct. 430, 437, 475 N.E.2d 745, 751 (1985) ("[E]very word and phrase of a contract should, if possible, be given meaning, and that none should be treated as surplusage if any other construction is rationally possible."); *see also Fit Tech, Inc. v. Bally Total Fitness Holding Corp.*, 374 F.3d 1, 8 (1st Cir. 2004) (explaining that a court interpreting a contract should "ask[] what reasonable persons in the position of the parties would ordinarily have intended by using the words in question in the circumstances").

Under the district court's interpretation, Section 11 affects only whether future trustees may be bound to the Agreement. It essentially reduces Section 11 to the following: "[s]ubject always to the best interests of the shareholders, . . . this Agreement . . . shall be made binding upon successor trustees." That interpretation renders otiose the words "survive and continue," and thereby fails to give effect to each word in the relevant sentence. *See Vermont Teddy Bear Co. v. 538 Madison Realty Co.*, 1 N.Y.3d 470, 475, 807 N.E.2d 876 (2004) ("[C]ourts may not by construction add or excise terms, nor distort the meaning of those used and thereby make a new contract for the parties under the guise of interpreting the writing." (citation omitted)).

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Second, the district court's interpretation is inconsistent with the canon that "[w]hen there is a straightforward, parallel construction that involves all nouns or verbs in a series, a prepositive . . . modifier normally applies to the *entire* series." ANTONIN SCALIA & BRYAN GARNER, READING LAW: THE INTERPRETATION OF LEGAL TEXTS 147 (2012) (emphasis added); *see also Atain Specialty Ins. Co. v. Bos. Rickshaw LLC*, 387 F. Supp. 3d 157, 162 (D. Mass. 2019) ("The 'series-qualifier principle' of grammatical construction . . . provides that a 'modifier at the beginning or end of a series of terms modifies all the terms.'" (quoting *United States v. Laraneta*, 700 F.3d 983, 989 (7th Cir. 2012)). As applied here, the modifying phrase—"[s]ubject always to the best interests of the shareholders"—should therefore equally modify all three obligations to "*survive* and *continue* and *be made binding upon successor trustees*." Add. 17 (emphasis added). Instead, the district court jumped over the obligations to "survive" and "continue" and applied the modifying "subject to" clause to the *furthest* obligation contained within the section—to bind successor trustees. Add. 8-9. Notably, the district court cited no rule of grammar or contract interpretation that allows such selective application of a modifying phrase.[6]

Third, the district court's reading of Section 11 does not "interpret the words of the contract in light of their plain meaning," as a court is required to do.

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Okmyansky v. Herbalife Int'l of Am., Inc., 415 F.3d 154, 160 (1st Cir. 2005) (citation omitted) (alterations adopted). The ordinary meaning of the words "survive" and "continue" confirms that Section 11 was intended to affect the conditions under which the Agreement would persist. "Survive" means "to remain alive or in existence." *Survive*, Merriam-Webster.com Dictionary. "Continue," similarly, means "to maintain without interruption a condition, course, or action" or "to remain in existence." *Continue*, Merriam-Webster.com Dictionary. Giving the words "survive" and "continue" their ordinary meaning within the context of Section 11, the Agreement states that it shall remain in existence without interruption subject to the best interests of the shareholders.

Instead of giving effect to the plain meaning of "survive" and "continue," the district court effectively eliminated them. It reasoned that "subjecting all of [the Agreement's provisions] to 'the best interests of the shareholders' . . . would . . . negate the purpose of the contract." Add. 9. The district court did not explain how it divined the purpose of the contract, or how it concluded that furthering the best interests of the shareholders would be inconsistent with it. In any event, there is

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[6] Minturn advanced an argument below that the "subject to" clause only modifies the phrase "it is contemplated and intended" and therefore the entirety of Section 11 is nonbinding. JA135. The district court did not adopt this interpretation, and for good reason. As discussed *infra* (at 21-22), Section 11 cannot fairly be read as a purely precatory provision.

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nothing incongruous about Section 11 and the paragraphs that precede it. To the contrary, it makes perfect sense to include a provision allowing the Trustees to make changes to trustee compensation when needed to protect shareholders' interests. That comports with the Trustees' fiduciary duties. *See Demoulas v. Demoulas Super Markets, Inc.*, 424 Mass. 501, 528, 677 N.E.2d 159, 179 (1997); *see also W. Inv., LLC v. Deutsche Multi-Mkt. Income Tr.*, No. SUCV20163082BLS1, 2017 WL 1103425, at *4 (Mass. Super. Ct. Feb. 6, 2017) (citing M.G.L. 156D, § 8.30(a)).[7]

The district court's rejection of Defendants-Appellants' interpretation of Section 11 is based on an illegitimate concern. According to the court, if Section 11 empowers the Trustees to alter retirement compensation based on the "best interests of the shareholders," they would be able to "invalidate the substance of the entire Agreement under certain, highly subjective conditions." Add. 9. Nonsense. There is

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[7] The district court's interpretation results in absurd consequences. *See Wipro Ltd. v. Analog Devices, Inc.*, 527 F. Supp. 3d 93, 98 (D. Mass. 2021) ("[A] contract should be interpreted in a manner that avoids absurd results and 'give[s] it effect as a rational business instrument.'" (quoting *Homeowner's Rehab, Inc. v. Related Corp. V SLP, L.P.*, 479 Mass. 741, 751, 99 N.E.3d 744, 754 (2018))). If the Trustees are required to pay full retirement benefits to retirees regardless of the Trust's financial position, they might well face a situation where they must choose between using the management fee to fund retirement benefits or paying for necessary investment-related research expenses that are mandated by the Declaration of Trust. This type of dilemma is not purely theoretical. In 2020, after paying the Trust's other expenses, the management fee was insufficient to compensate the management trustee for the investment management services he provided that year—services that were critical to the ongoing operation of the Trust. JA272-73, ¶ 38.

nothing problematic with giving the Trustees power to use the management fee in a way that furthers the interests of the Trust's shareholders, even if that comes at the expense of retirees. Section 11 simply formalizes the Trustees' overriding obligation to prioritize the shareholders' best interests in connection with Trust-related business. This Court is permitted to take that context into account when ascertaining the contract's meaning. *See MCI WorldCom Commc'ns, Inc. v. Dep't of Telecomms. & Energy*, 442 Mass. 103, 113-14, 810 N.E.2d 802, 810 (2004) (A court should consider the "surrounding facts and circumstances," among other things, when considering a contract's meaning.).

The requirement that the Trustees act in the shareholders' best interests is far from an "untenable" and "highly subjective condition[]," as the district court stated. Add. 9. It obligates them to exercise the "discretionary power that [they] ha[ve] in good faith, with prudence and after serious consideration, and reasonably according to the purposes of the agreement and standard fiduciary principles." *McAdams v. Mass. Mut. Life Ins. Co.*, 391 F.3d 287, 303 (1st Cir. 2004). The Trustees are not permitted to change or discontinue trustee compensation without a rationale consistent with protecting shareholders' interests.[8] Indeed, they have a legal duty to act reasonably and in good faith. If they do so, their business judgments are entitled to deference. *See W. Inv.*, 2017 WL 1103425, at *4 (directors of Massachusetts business trusts are subject to the business judgment rule).

Giving due effect to the language of Section 11 and applying the ordinary meaning of the terms "survive" and "continue," it is clear that the provision permits the Trustees to reduce or discontinue Minturn's retirement payments.

ii. The District Court Erred By Failing To Acknowledge That Section 11 Permits The Trustees To Take Shareholder Interests Into Account When Deciding Whether To Pay Retirement Compensation Each Quarter

Even accepting for the sake of argument the district court's interpretation that the "subject to" phrase modifies *only* whether the Agreement shall bind individuals who become trustees after 1989, the effect on the Trustees' power is unclear. When are the subsequent trustees required to consider the shareholders' best interests? Does Section 11 cease to have any continuing effect after successor trustees are installed? The district court did not say. The extent of its analysis is its conclusion

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[8] Even Minturn acknowledged that the Trustees are "authorized to exercise discretion and control over the distribution of assets pursuant to the Agreement." JA32. In light of this power, it is difficult to understand why the district court was unwilling to accept that the Agreement permits the Trustees to exercise discretion and control in a way that protects shareholder interests.

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that "the Agreement may impact future management fee recipients '[s]ubject always to the best interests of the shareholders.'" Add. 8.

The parties have put forward two interpretations. First, Minturn suggests that the "subject to" phrase is relevant only at one point in time—when new trustees first adopt the Agreement. JA135. According to Minturn, this language ceases to have any meaning after that. *See* JA135. A second interpretation, though, is more consistent with the text: trustees are obligated to consider the best interests of the shareholders any time they take an action pursuant to the Agreement. JA197.

The latter interpretation is true to the language of Section 11 but was not discussed by the district court. The "subject to" phrase contains no temporal restriction. Indeed, use of the word "always" indicates that the parties expressly intended that the shareholders' best interests serve as a continuing constraint on the trustees' conduct. *Okmyansky*, 415 F.3d at 160 (requiring words in a contract to be interpreted in light of their plain meaning); *Always*, Merriam-Webster.com Dictionary (defining "always" as "at all times" or "forever").

By including the word "always," the parties indicated that the condition precedent for taking action pursuant to the Agreement—the best interests of the shareholders—is a continuing one.[9] So, for example, each time the Trustees authorize a quarterly payment of retirement compensation to a retired trustee, Section 11 requires that they consider the shareholders' best interests. It would therefore be possible that, in one quarter, making a payment would be in the best interests of the shareholders and, in a later quarter, it would not. Such a continuing condition precedent is not uncommon in contracts. *See, e.g., In re Forest Park Realty Partners, III, L.P.*, No. 15-34814-SGJ-11, 2016 WL 6783307, at *9 (Bankr. N.D. Tex. Nov. 15, 2016) (finding unambiguous continuing condition precedent requiring "continu[ed] accuracy" of seller's representations and warranties for purchasing agreement to be valid); *Kaufman v. Columbia Mem'l Hosp.*, No. 1:11-CV-667 MAD/CFH, 2014 WL 3888229, at *1 (N.D.N.Y. Aug. 7, 2014) (including "continuing condition precedent" requiring employee to remain in good standing for employment contract); *see also 455 Companies, LLC v. Landmark Am. Ins. Co.*, No. 16-10034, 2018 WL 11357858, at *2 (E.D. Mich. June 18, 2018) (determining

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[9] Section 11's use of "subject to" creates a condition precedent to the Agreement. *See Sohm v. Scholastic Inc.*, 959 F.3d 39, 46 (2d Cir. 2020); *Gen. Hosp. Corp. v. Esoterix Genetic Lab'ys, LLC*, 16 F.4th 304, 312 (1st Cir. 2021). By noting that the Agreement's survival is subject *always* to the best interests of the shareholders, the parties indicated that this condition precedent is a continuous one. Thus, at any point in time that the shareholders' best interests are inconsistent with the Agreement, the Agreement's obligations cease to be enforceable. *See Mass. Mun. Wholesale Elec. Co. v. Town of Danvers*, 411 Mass. 39, 45, 577 N.E.2d 283, 288 (1991).

obligation for plaintiff to maintain heat at a certain temperature was a "continuing obligation" necessary for insurance policy to remain in effect). And, here, it affirms that the Trustees should prioritize their fiduciary duties when administering the Agreement.[10]

iii. To The Extent The District Court Based Its Interpretation Of Section 11 On Its Determination That The Provision Is Precatory, It Erred

The district court incorrectly characterized Section 11 as precatory, i.e., advisory. Add. 9. On this point, the sum of the district court's analysis was that "it is apparent that the introductory clause modifies the signatories' intent." Add. 8.

Section 11, however, does not contain typical precatory language. Precatory language includes words such as "wish," "request," and "desire." *Trustees of First Methodist Church of Holyoke v. Att'y Gen.*, 359 Mass. 658, 660, 270 N.E.2d 905, 906 (1971). None of those words appears in Section 11. Instead, the Agreement reflects that the original signatories "contemplated and intended" that the Agreement

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[10] The district court did not explain its conclusion that the Agreement "may impact future management fee recipients '[s]ubject always to the best interests of the shareholders' but that phrase has no bearing on the substantive obligations set forth in other sections of the contract." Add. 8-9. Do the current Trustees, who were not in office when the 1989 Agreement was signed, qualify as "future management fee recipients"? Either way, why are they not required to always consider the best interests of the shareholders when deciding whether to make retirement payments to Minturn?

"shall survive and continue and be made binding" "[s]ubject always to the best interests of the shareholders." Add. 17.

Interpreting the entirety of Section 11 as precatory effectively reads the provision out of the Agreement altogether, violating the requirement that courts give effect to the words the parties chose to include in an agreement. *See PowerShare, Inc. v. Syntel, Inc.*, 597 F.3d 10, 16 (1st Cir. 2010). At a minimum, it is reasonable to interpret Section 11 as having legal effect.

II.   IF THERE IS MORE THAN ONE REASONABLE INTERPRETATION OF THE CONTRACT, THE DISTRICT COURT ERRED BY GRANTING SUMMARY JUDGMENT FOR MINTURN WITHOUT CONSIDERATION OF EXTRINSIC EVIDENCE

If this Court concludes that the language of Section 11 is ambiguous with respect to the Trustees' power to alter or discontinue retirement payments, it must vacate the district court's entry of summary judgment. When more than one reasonable interpretation of a contract exists, the contract is ambiguous and must be interpreted with reference to relevant extrinsic evidence to help determine the parties' intended meaning. *Farmers Ins. Exch.*, 632 F.3d at 783-84; *Gen. Convention of New Jerusalem in the U.S. of Am., Inc. v. MacKenzie*, 449 Mass. 832, 836, 874 N.E.2d 1084, 1087 (2007) (explaining that extrinsic evidence can be used "to remove or to explain the existing uncertainty or ambiguity"). Such extrinsic evidence includes "all the circumstances of the parties leading to [an agreement's] execution" and the "subsequent conduct of [the] parties." *Greeley v. Greeley*, No. 12-P-1996, 2014 WL 1632220, at *3 & n.8 (Mass. App. Ct. Apr. 25, 2014) (citations omitted); *see also In re 17 Albion St. Tr.*, 100 Mass. App. Ct. 873, 880, 187 N.E.3d 427, 432 (2022) (noting that "intent at time of transaction may be deduced from parties' subsequent conduct" (citing *Kennedy v. Innis*, 339 Mass. 195, 202, 158 N.E.2d 334 (1959)). "[S]ummary judgment is appropriate only if the extrinsic evidence presented about the parties' intended meaning is so one-sided that no reasonable person could decide to the contrary." *Farmers Ins. Exch.*, 632 F.3d at 784 (citation omitted).

In this case, the district court acknowledged that Section 11 "is an example of how not to draft a contract." Add. 8. Yet, the court somehow divined unambiguous meaning from that very provision, concluding that the Trustees were powerless to alter or discontinue Minturn's retirement payments pursuant to it. Add. 8-10. As discussed above, there is good reason to interpret the 1989 Agreement as giving the Trustees the authority to alter or discontinue Minturn's retirement payments when doing so is consistent with the shareholders' best interests. If both the district court's and Defendants-Appellants' interpretations are reasonable, the contract is ambiguous and summary judgment was inappropriate because no extrinsic evidence was considered. Add. 10 ("Here, where the contractual terms in question are unambiguous, the Court declines to examine the proffered extrinsic evidence."). If this Court finds that the Agreement is ambiguous, it should remand the case with instructions to allow the factfinder to examine relevant extrinsic evidence. *See, e.g.*, *Wells Real Est. Inv. Tr. II, Inc. v. Chardon/Hato Rey P'ship, S.E.*, 615 F.3d 45, 55 (1st Cir. 2010) ("[T]he district court erred in concluding a reasonable estimate of costs . . . unambiguously referred only to physical repairs. On remand, the factfinder should consider extrinsic evidence to determine the parties' intent as to the meaning of the Agreement on this issue."); *Nadherny v. Roseland Prop. Co.*, 390 F.3d 44, 48 (1st Cir. 2004) ("If a contract is ambiguous, the meaning of the ambiguous terms often, but not always, presents a question of fact for a jury.")[11]

CONCLUSION

The district court's grant of summary judgment for Minturn should be reversed because Section 11 of the 1989 Agreement permits Defendants-Appellants to alter or discontinue retiree compensation when consistent with the shareholders' best interests. In the alternative, if the Court concludes that the Agreement is ambiguous, the district court's grant of summary judgment should be vacated and the case remanded for a factfinder to consider extrinsic evidence.

---

[11] On remand, the factfinder should consider relevant extrinsic evidence that sheds light on the meaning of the 1989 Agreement, such as historical documents produced in discovery, testimony from percipient witnesses, and expert analyses.

Dated: August 3, 2022   Respectfully submitted,

BRUCE H. MONRAD, et al.

By their attorneys,

/s/ Alison C. Barnes
KRAMER LEVIN ROBBINS RUSSELL
Alison C. Barnes (Bar # 88539)
Shikha Garg (Bar # 1204670)
2000 K Street NW, 4th Floor
Washington, D.C. 20006
(202) 775-4500
abarnes@kramerlevin.com

E. Page Wilkins (Bar # 1188585)
David Lurie (Bar # 54507)
LURIE FRIEDMAN LLP
One McKinley Square
Boston, MA 02109
(617) 367-1970
pwilkins@luriefriedman.com

CERTIFICATE OF COMPLIANCE

1.   This document complies with the type-volume limitation of Fed. R. App. P. 32(a)(7)(B)(i) because, excluding the parts of the document exempted by Fed. R. App. P. 32(f), this document contains 5,482 words.

2.   This document complies with the typeface requirements of Fed. R. App. P. 32(a)(5) and the type-style requirements of Fed. R. App. P. 32(a)(6) because this document has been prepared in a proportionally spaced typeface using Microsoft Word, typeface Times New Roman, 14-point type.

/s/ *Alison C. Barnes*
Attorney for Defendants-Appellants
Dated: August 3, 2022

CERTIFICATE OF SERVICE

I hereby certify that on August 3, 2022, I electronically filed the foregoing document with the United States Court of Appeals for the First Circuit by using the CM/ECF system. I certify that the following parties or their counsel of record are registered as ECF Filers and that they will be served by the CM/ECF system: Douglas W. Salvesen and Richard J. Yurko.

/s/ *Alison C. Barnes*
Attorney for Defendants-Appellants

ADDENDUM

ADDENDUM TABLE OF CONTENTS

United States District Court
District of Massachusetts

Robert B. Minturn,)	
)	
Plaintiff,)	
)	
v.)	Civil Action No.
)	20-10668-NMG
Ernest E. Monrad, et al.,)	
)	
Defendants.)	
)	

MEMORANDUM & ORDER

GORTON, J.

Plaintiff Robert Minturn ("plaintiff" or "Minturn") alleges

that the Trustees of Northeast Investors Trust (collectively,

"defendants") improperly withheld retirement benefits owed to

him pursuant to a 1989 contract and thereby breached their

fiduciary duty under the Employee Retirement Income Security Act

of 1974, 29 U.S.C. § 1001, et seq. ("ERISA"). In the

alternative, plaintiff seeks to recover those benefits based

upon a common law breach of contract claim. Pending before the

Court is plaintiff's motion for partial summary judgment on the

latter claim.

Add. 1

I.   Background

A. Factual Background

The Northeast Investors Trust ("the Trust") is a Massachusetts business trust that was organized in 1950. It is a registered investment company that is governed by trustees ("the Trustees") and operates as a mutual fund to manage the pooled capital of its shareholders.

Plaintiff began working for the Trust in the late 1970s and served in various roles prior to his retirement in 2013, including as Clerk, Vice President and Chief Legal Officer. Minturn became a trustee in 1980.

In 1989, the Trustees executed a "Memorandum of Agreement by and among Trustees" ("the Agreement") that provided for trustee compensation among other things. As a trustee, Minturn was a party and signatory to the Agreement. Under its terms, Minturn was entitled to receive $50,000 each quarter as "current Trustee's compensation" as well as $100,000 annually for a ten-year period upon his retirement, incapacity, disability or death. The Agreement provided for Minturn's annual retirement compensation to increase by $25,000 for each $100 million increase in the net assets of the Trust from and after March 31, 1989, which were then approximately $405 million. Because the total net assets of the Trust exceeded $760 million when Minturn

- 2 -

retired (i.e., an increase of more than $300 million), he claims to be entitled to receive $175,000 annually (i.e., an increase of three times $25,000) for a ten-year period to be paid in quarterly installments of $43,750.

The parties disagree as to whether Section 8 of the Agreement providing for the downward adjustment of trustee retirement compensation under certain circumstances governs the retirement compensation owed to Minturn. Furthermore, the final section of the Agreement, Section 11, stipulates:

> Subject always to the best interests of the shareholders, it is contemplated and intended as between the Trustees of Northeast Investors Trust who are signatories hereto that this Agreement and the provisions hereof for the benefit of the individual Trustees, including provisions with regard to entitlement to payments and additional compensation, shall survive and continue and be made binding upon successor trustees, advisors, management companies, or any other individuals or entities becoming entitled to trustee, advisory and/or management fees from the Trust, however and in whatever form they are paid, despite any change of form or manner of management or operation of the Trust.

The Trustees amended the Agreement on three subsequent occasions, in 1994, 1998 and 2005. Only the third and final amendment appears to have affected Minturn's rights under the Agreement. It provides that he is to be paid $62,500 quarterly as "current Officer's compensation" but does not alter his retirement compensation.

Add. 3

Minturn retired from the Trust on December 31, 2013. From
April, 2014, to January, 2018, he received $175,000 annually in
equal quarterly installments. At the February, 2018 Trustee
meeting, however, the Trustees voted to reduce Minturn's
retirement compensation. Minturn subsequently received
quarterly payments of $10,000 until the Trustees stopped all
payments to him in April, 2019. Since his retirement, Minturn
has thus received retirement compensation from the Trust
totaling $750,000.

B. Procedural Background

Plaintiff filed his complaint in this Court in April, 2020,
alleging: wrongful denial of benefits in violation of ERISA §
502(a)(1)(B) (Count I), breach of fiduciary duty in violation of
ERISA § 502(a)(3) (Count II), entitlement to attorneys' fees and
costs pursuant to 29 U.S.C. § 1132(g) (Count III) and, in the
alternative, breach of contract (Count IV). In October of that
year, the Court allowed defendants' motion to dismiss with
respect to those portions of the complaint that sought to hold
the Trust itself liable but otherwise denied the motion.

Minturn filed his motion for partial summary judgment on
Count IV pursuant to Fed. R. Civ. P. 56(a) in July, 2021.
Defendants timely opposed the motion.

Add. 4

II. **Motion for Summary Judgment**

A. **Legal Standard**

The role of summary judgment is "to pierce the pleadings and to assess the proof in order to see whether there is a genuine need for trial." Mesnick v. Gen. Elec. Co., 950 F.2d 816, 822 (1st Cir. 1991) (quoting Garside v. Osco Drug, Inc., 895 F.2d 46, 50 (1st Cir. 1990)). The burden is on the moving party to show, through the pleadings, discovery and affidavits, "that there is no genuine dispute as to any material fact and the movant is entitled to judgment as a matter of law." Fed. R. Civ. P. 56(a).

A fact is material if it "might affect the outcome of the suit under the governing law...." Anderson v. Liberty Lobby, Inc., 477 U.S. 242, 248 (1986). A genuine issue of material fact exists where the evidence with respect to the material fact in dispute "is such that a reasonable jury could return a verdict for the nonmoving party." Id.

If the moving party satisfies its burden, the burden shifts to the nonmoving party to set forth specific facts showing that there is a genuine, triable issue. Celotex Corp. v. Catrett, 477 U.S. 317, 324 (1986). The Court must view the entire record in the light most favorable to the non-moving party and make all reasonable inferences in that party's favor. O'Connor v.

- 5 -

Add. 5

Steeves, 994 F.2d 905, 907 (1st Cir. 1993). Summary judgment is warranted if, after viewing the record in the non-moving party's favor, the Court determines that no genuine issue of material fact exists and that the moving party is entitled to judgment as a matter of law. Celotex Corp., 477 U.S. at 322-23.

B. Application

To sustain a claim for breach of contract under Massachusetts law, a plaintiff must demonstrate the existence of a valid and binding contract, that the defendant breached the terms of that contract and that the plaintiff consequently suffered damages. See, e.g., Scholz v. Goudreau, 901 F.3d 37, 43 (1st Cir. 2018). Parties do not dispute that the first and, assuming a breach, the third of those elements have been satisfied. Rather, they disagree only as to whether defendants breached the 1989 Agreement by altering Minturn's retirement compensation.

Minturn argues in the affirmative, relying upon both the language of the contract and extrinsic evidence of the signatories' intent. Defendants, not surprisingly, refute plaintiff's conclusion by contending that, while the contract spells out Minturn's projected retirement compensation, Section 11 of the Agreement, quoted supra in its entirety, permits the Trustees to modify those payments subject to the "best interests

Add. 6

of the shareholders". The matter thus turns on the interpretation of that provision.

Under Massachusetts law, contract interpretation is a question of law suitable for resolution on summary judgment unless the Court finds that the terms of the contract are ambiguous. See Salls v. Dig. Fed. Credit Union, 349 F. Supp. 3d 81, 86 (D. Mass. 2018), and cases cited. Controversy alone does not create ambiguity. See Bank v. Int'l Bus. Machines Corp., 145 F.3d 420, 424 (1st Cir. 1998) (quoting Wyner v. North Am. Specialty Ins. Co., 78 F.3d 752, 754 (1st Cir. 1996)).

> Rather, a contract is only ambiguous where an agreement's terms are inconsistent on their face or where the phraseology can support reasonable differences of opinion as to the meaning of the words employed and obligations undertaken.

Farmers Ins. Exch. v. RNK, Inc., 632 F.3d 777, 783 (1st Cir. 2011) (quoting Bank v. Int'l Bus., 145 F.3d at 424). To determine whether ambiguity exists, "the court must first examine the language of the contract by itself, independent of extrinsic evidence." Id. (quoting Bank v. Thermo Elemental Inc., 451 Mass. 638, 648 (2008)). That language is to be interpreted based upon its plain meaning while "giving full effect to the document as a whole." Given v. Com. Ins. Co., 440 Mass. 207, 209 (2003). Only if a contract is ambiguous such that a reasonable person could interpret it in the manner proposed by the non-moving party does a contract present a question of fact for a

- 7 -

Add. 7

jury. Nadherny v. Roseland Prop. Co., 390 F.3d 44, 49 (1st Cir. 2004).

The Court therefore starts out with the language of the Agreement, specifically Section 11. The parties engage in a semantic battle concerning the applicability of the contractual phrase "[s]ubject always to be best interests of the shareholders." Minturn contends that the phrase relates only to that section which concerns binding future management fee recipients to the terms of the Agreement. By contrast, defendants aver that the clause qualifies the entirety of the 1989 Agreement such that the Trustees can revise all of the provisions enumerated, including Minturn's retirement compensation, based upon the best interests of the shareholders.

Minturn has the better of the argument. Although the provision is an example of how not to draft a contract, it is apparent that the introductory clause modifies the signatories' intent that the Agreement:

> survive and continue and be made binding upon...any individuals or entities becoming entitled to trustee, advisory and/or management fees from the Trust[.]

Thus, the Agreement may impact future management fee recipients "[s]ubject always to the best interests of the shareholders" but that phrase has no bearing on the substantive obligations set

Add. 8

forth in other sections of the contract. The plaintiff aptly
characterizes the provision as precatory, i.e., advisory.

Defendants' efforts to avoid that conclusion are strained
and, indeed, unreasonable. Glossing over the plain language of
the Agreement, defendants propose to abrogate its provisions by
subjecting all of them to "the best interests of the
shareholders", as that term is interpreted by the Trustees. Not
only is that interpretation irrational given the plain language
and structure of Section 11, but it would also negate the
purpose of the contract. The preceding ten sections of the
Agreement describe both the labor and retirement compensation
terms with respect to Minturn and other trustees. If the
Agreement were read as proposed by defendants, it would allow
the Trustees effectively to invalidate the substance of the
entire Agreement under certain, highly subjective conditions.
Such an interpretation is untenable and, consequently, Section
11 does not abrogate Minturn's claim. Furthermore, the Court
need not determine whether Section 8 of the Agreement applies to
Minturn because neither party asserts that the conditions
specified under that section were met before the Trustees
decreased and eventually cut off his payments.

The only citation defendants offer in support of their
conclusion that the "subject to" clause should be read as a

- 9 -

Add. 9

guiding principle for the entire Agreement is the century-old case of Green v. Danahy, 223 Mass. 1 (1916). The contract in that case, which concerned a burial plot, was entirely distinguishable from the one at hand. The terms of that contract were "subject to the regulations therein contained and such others as may be from time to time prescribed." Id. at 5. That broad conditional phrase is dissimilar to the contractual language here in which the "subject to" clause directly precedes, and therefore logically applies to, a specific following contractual provision.

Here, where the contractual terms in question are unambiguous, the Court declines to examine the proffered extrinsic evidence. Alicea v. Machete Music, 744 F.3d 773, 786 (1st Cir. 2014) ("[E]xtrinsic evidence may be used as an interpretive guide only after the judge or the court determines that the contract is ambiguous on its face or as applied." (quoting Bank v. Thermo, 451 Mass. at 648)). The Agreement, including the plain language of Section 11 and the import of the document as a whole, make clear that defendants' interpretation is unacceptable.

Add. 10

ORDER

For the foregoing reasons, the motion of plaintiff Minturn

for summary judgment on Count IV (Docket No. 52) is **ALLOWED**.

So ordered.

                                   /s/ Nathaniel M. Gorton
                                   Nathaniel M. Gorton
                                   United States District Judge

Dated February 10, 2022

Add. 11

United States District Court
District of Massachusetts

Robert B. Minturn,)
 	
      Plaintiff,)
 	
      v.)
 	
Ernest E. Monrad, et al.,)
 	
      Defendants.)
	Civil Action No.
	20-10668-NMG

JUDGMENT

GORTON, J.

Pursuant to the Memorandum and Order of this Court (Docket No. 77) dated February 10, 2022, allowing plaintiff's Motion for Partial Summary Judgment (Docket No. 52) and the Joint Stipulation with Respect to Dismissal of Claims and Plaintiff's Unopposed Motion for Entry of Judgment ("Stipulation and Motion") (Docket No. 78) dated February 22, 2022, the Court enters judgment as follows:

1)   Plaintiff is awarded damages from the Defendants in the amount of $794,500 for quarterly payments due on the parties' 1989 Agreement up through January 2022, which amount includes prejudgment interest pursuant to G.L.c. 231, § 6C. The parties have respectively reserved, and have not waived, their rights with respect to any payments due on the 1989 Agreement after January 2022, if any. By entry of this judgment the

- 1 -

Add. 12

Defendants are not waiving their Appellate Rights as set forth in the Stipulation and Motion.

2) Counts I, II and III of the Plaintiff's Complaint are dismissed with prejudice.

3) Count I of the Defendants' Counterclaim is dismissed with prejudice.

So ordered.

Nathaniel M. Gorton
Nathaniel M. Gorton
United States District Judge

Dated: February 28, 2022

- 2 -

Add. 13

COPY

NORTHEAST INVESTORS TRUST

Memorandum of Agreement by and among Trustees

It is agreed by and among the undersigned Trustees of Northeast Investors Trust, effective July 1, 1989:

1. This agreement supersedes and revokes the agreement dated July 1, 1983 as amended, and any and all other agreements by and among the parties hereto or any of them, with respect to Northeast Investors Trust.

2. Hollis P. Nichols, or his estate or other designee, shall continue to be paid additional Trustee's compensation quarterly at the rate of $100,000 per annum through June 30, 1990 (the last quarterly payment of $25,000 to be made on April 1, 1990).

3. Commencing July 1, 1989, Fred L. Glimp, James Murray Howe and C. Earl Russell will each be paid $2,500 per quarter as current Trustee's compensation; Robert B. Minturn, Jr. will be paid $50,000 per quarter as current Trustee's compensation; and based on the total net assets of Northeast Investors Trust on March 31, 1989, Ernest E. Monrad will be paid $229,489.48 per quarter and William A. Oates, Jr. will be paid $195,378.12 per quarter, respectively, as base current Trustee's compensation. If and as the aggregate amount of current compensation paid to the Trustees shall be adjusted upwards or downwards from time to time as a result of increases or decreases in the total net assets of Northeast Investors Trust over or under the amount of total net assets on March 31, 1989, the amount of such adjustment shall be applied, unless otherwise agreed to by the Trustees, 52.9% to the current Trustee's compensation paid to Ernest E. Monrad and 47.1% to the current Trustee's compensation paid to William A. Oates, Jr.

DEF00783

Add. 14

4. In the event of the death, disability, incapacity or retirement of Ernest E. Monrad at normal retirement age or beyond, thereafter for a period of ten years he, or his estate or other designee, shall be paid additional Trustee's compensation quarterly at the annual rate of $400,000, subject to the provisions of Section 8, below.

5. In the event of the death, disability, incapacity or retirement of William A. Oates, Jr. at normal retirement age or beyond, thereafter for a period of ten years he, or his estate or other designee, shall be paid additional Trustee's compensation quarterly at the annual rate of $350,000, subject to the provisions of Section 8, below.

6. In the event of the death, disability, incapacity or retirement of Robert B. Minturn, Jr. at normal retirement age or beyond, thereafter for a period of ten years he, or his estate or other designee, shall be paid additional Trustee's compensation quarterly at the annual rate of $100,000, subject to the provisions of Section 8, below.

7. In the event of the disability, incapacity or retirement of Fred L. Glimp, James Murray Howe and C. Earl Russell, thereafter for a period of ten years or until his death, whichever shall first occur, he shall be paid additional Trustee's compensation quarterly at the annual rate of $5,000.

8. In the event that the total net assets of Northeast Investors Trust shall decrease and constantly remain for a period of more than 90 business days under its March 31, 1989 amount by more than 40% subsequent to the death, disability, incapacity or retirement of either of Ernest E. Monrad or William A. Oates, Jr., or by more than 50% subsequent to the death, disability, incapacity or retirement of both Ernest E. Monrad and William A. Oates, Jr., at a time when any further amounts of additional Trustee's compensation shall be payable to any of said individuals or their

estates or other designees under the provisions of any of Sections 4 and 5 above, the annual rate of payment of additional Trustee's compensation therein provided for (but not the total amount to be paid to a Trustee or his estate or other designee) may be reduced (i) by up to 40% in case of the death, disability, incapacity or retirement of either Ernest E. Monrad or William A. Oates, Jr., or (ii) by up to 50% in case of the death, disability, incapacity or retirement of both Ernest E. Monrad and William A. Oates, Jr., upon the determination by a majority of the Trustees of Northeast Investors Trust who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Trust then in office that such reduction is advisable and in the best interests of the shareholders of the Trust, in order to ensure the availability adequate current compensation for the Trustees. The Trustees who are not "interested persons" of the Trust from time to time in office shall have full discretion, based on whatever considerations they deem relevant, according such considerations whatever weight they deem appropriate, to make determinations and reductions pursuant to the preceding sentence, and to adjust such reductions upward or downward from time to time, within the limits of the percentages specified in the first sentence of this Section 8. If the annual rate of payment of any additional compensation to which a disabled, incapacitated or retired Trustee or his estate or other designee is entitled shall be so reduced, the number of years for which such additional compensation shall be paid shall be correspondingly increased, so that the same total dollar amount shall ultimately be paid as is provided for in, respectively, said Sections 4, 5 and 6 (but without adjustment upward in the total dollar amount payable to compensate for delay in payment).

Add. 16

4

9. The payments provided for in Sections 4, 5 and 6 above shall be increased by $50,000 per annum in case of Sections 4 and 5 and $25,000 in the case of Section 6 for each full $100,000,000 of additional net assets in excess of those on March 31, 1989 taken as of the date of death, disability, incapacity or retirement of the person to whom that Section applies.

10. "Normal retirement age" for all purposes of this Agreement shall be deemed to be age 65, except that with respect to all present signatories hereto it shall mean their respective ages at the time of signing this agreement. Absent a designation of beneficiary or beneficiaries by a deceased Trustee, payments shall be made to a surviving spouse of a Trustee, or to his estate if no spouse shall survive him or if said spouse shall subsequently die. Any interest hereunder may be pledged, sold or assigned by the recipient, or by the designee or estate of the recipient, and may be subject to prepayment on a negotiated basis between the parties hereto or their successors in interest. If any amount of additional Trustee's compensation shall have been paid, the provisions of Sections 8 and 9 shall not have retroactive application to such amount.

11. Subject always to the best interests of the shareholders, it is contemplated and intended as between the Trustees of Northeast Investors Trust who are signatories hereto that this Agreement and the provisions hereof for the benefit of the individual Trustees, including provisions with regard to entitlement to payments of additional compensation, shall survive and continue and be made binding upon successor trustees, advisors, management companies, or any other individuals or entities becoming entitled to trustee, advisory and/or management fees from the

DEF00786

Add. 17

5

Trust, however and in whatever form they are paid, despite any change of form or manner of management or operation of the Trust.



Ernest E. Monrad



William A. Oates, Jr.



Robert B. Minturn, Jr.

Fred L. Glimp

James Murray Howe



C. Earl Russell

Add. 18

CASE NO. 22-1200

IN THE UNITED STATES
COURT OF APPEALS
FOR THE FIRST CIRCUIT

ROBERT B. MINTURN,
Plaintiff-Appellee,

v.

BRUCE H. MONRAD, Individually and as Special Personal
Representative of the Estate of Ernest E. Monrad;
PETER J. BLAMPIED; GEORGE P. BEAL;
and CHARLES R. DAUGHERTY,
Defendants-Appellants,

NORTHEAST INVESTORS TRUST,
Defendant.

ON APPEAL FROM THE UNITED
STATES DISTRICT COURT FOR THE
DISTRICT OF MASSACHUSETTS
CASE NO. 1:20-cv-10668

REPLY BRIEF OF DEFENDANTS-APPELLANTS

E. Page Wilkins (Bar # 1188585)
David Lurie (Bar # 54507)
LURIE FRIEDMAN LLP
One McKinley Square
Boston, MA 02109
(617) 367-1970

William J. Trunk (Bar # 1204943)
Shikha Garg (Bar # 1204670)
KRAMER LEVIN NAFTALIS & FRANKEL LLP
2000 K Street, NW, 4th Floor
Washington, DC 20006
(202) 775-4500

Attorneys for Defendants-Appellants

TABLE OF CONTENTS

Page

TABLE OF AUTHORITIES

Page(s)

Cases

<u>TABLE OF AUTHORITIES—Continued</u>

INTRODUCTION

As Minturn tells it, when the 1989 trustees mapped out a contractual retirement package, they intended (unambiguously!) for those fringe benefits to take everlasting priority over the Trustees' fiduciary duties, the best interests of shareholders, and the viability of the Trust itself. That is untenable—and defies the plain text of the contract, using the very grammatical and interpretive canons that Minturn champions.

The Trustees' interpretation is far more sensible and harmonizes the 1989 Agreement with the Trustees' fiduciary obligations. In the end, however, this Court needn't necessarily pick sides. At the very least, the Trustees' interpretation is *one* reasonable interpretation. That alone warrants vacatur and remand for the district court to consider extrinsic evidence, which it previously ignored, to separate the wheat from the chaff.

ARGUMENT

I.   MINTURN'S INTERPRETATION LEADS TO ABSURD RESULTS AND MISAPPLIES GRAMMATICAL AND INTERPRETIVE RULES

A.   Minturn's Interpretation Is Illogical

An interpretation that results in absurd and illogical consequences cannot be the unambiguous meaning of a contract. *Homeowner's Rehab, Inc. v. Related Corp. V SLP, L.P.*, 479 Mass. 741, 751-52, 99 N.E.3d 744, 754 (2018). Because Minturn's interpretation requires one to assume that the 1989 trustees compacted to pay themselves outsized retirement benefits into perpetuity without regard to their fiduciary duties, he cannot be right.

The 1989 Agreement must instead be interpreted against the backdrop of the Declaration of Trust and the Trustees' fiduciary duties thereunder. These are not extrinsic concerns, but rather part and parcel of the context a court must consider even when interpreting the four corners of a contract. *See MCI WorldCom Commc'ns, Inc. v. Dep't of Telecomms. & Energy,* 442 Mass. 103, 113-14, 810 N.E.2d 802, 810 (2004) (considering federal regulatory scheme that provided backdrop for contract at issue as relevant "surrounding facts and circumstances").

Minturn's only rejoinder is that fiduciary duties have no relevance here because it is of no moment to shareholders how the Trustees divvy up their limited management fee. Opp. 42-43. Nonsense. The Declaration of Trust requires that the Trustees "hold all cash . . . which they may from time to time acquire in any manner as Trustees hereunder IN TRUST to manage and dispose . . . for the pro rata benefit of the [shareholders]." JA152. That includes the management fee, as Minturn himself acknowledges. JA217 (agreeing that the trustees "have a fiduciary duty to the shareholders to ensure that the management fee is spent prudently to ensure responsible management"). Indeed, the Declaration of Trust specifies that the management fee must be used for various Trust expenses, including trustee

2

compensation, rent for office space, and necessary investment-related expenses. JA166, JA267. Because there is no other source from which to pay these expenses, it is a zero-sum game. And suffice it to say that a trust cannot operate with no office, no investments, and no trustees (save for those willing to work pro bono, when the retirement benefits exhaust the management fee.)

Under Minturn's interpretation of the 1989 Agreement, however, the Trustees must *always* pay retirement benefits first and in full. That rule bends to no circumstance. So, even if retirement payments consumed every cent of the management fee, the Trustees must—by Minturn's lights—abstain from paying necessary Trust expenses, default on their office lease, and jeopardize the very survival of the Trust.[1] Which is to say, Minturn's interpretation requires the Trustees to flout their fiduciary duties to shareholders, all in service of Minturn's supposedly immortal retirement benefits. No rational business instrument would do this. *Homeowner's Rehab*, 479 Mass. at 751-52, 99 N.E.3d at 754.

---

[1] That consequence is far from hypothetical. In 2020, the Trust's management fee was $855,204. JA272. The Trust's necessary expenses—for rent, payroll, marketing, insurance, internet, and related costs—totaled $832,629, before accounting for *any* trustee compensation, retirement or otherwise. JA272-73. After those expenses, only a mere $22,575 was left for the trustees. It would have been impossible for the Trust to pay Minturn his full retirement payment of $175,000 that year and still pay its necessary expenses, even if the Trustees received no payment for their services that year.

Far more rational is the Trustees' interpretation. Under it, the Trustees must consider the best interests of the shareholders each time they authorize retirement payments. This does not, as Minturn repeatedly asserts, render the payments "discretionary" (Opp., *passim*) and permit the Trustees to withhold them on a whim. Rather, the Agreement contains a condition precedent to the payment of retirement benefits, which is the same condition precedent that guides *all* Trustee decisions: the best interests of the shareholders. Thus, Section 11 commands the Trustees to continually assess whether issuing payments under the 1989 Agreement comports with shareholders' best interests. If the answer is no, then the Trustees must honor their fiduciary duties and, consistent with Section 11, revisit the terms of those payments. That is the only result that is faithful to the Agreement's text, the Trustees' fiduciary obligations, and common sense.[2]

---

[2] The Trustees' decision whether to pay retirement compensation is subject to the business judgment rule, which governs how the Trustees must carry out their fiduciary responsibilities. *See* Trustees' Br. 17-18. Minturn's assertion (at 41-42) that reference to the business judgment rule is a new argument misses the point. The business judgment rule forms an inseparable component of the fiduciary duties that the Trustees have long maintained are incorporated into the 1989 Agreement. *See, e.g.* JA43, JA194-97 & n.2.

B.   **Minturn's Interpretation Is Unsupported By Grammatical Or Interpretive Canons**

Unsurprisingly, Minturn's crabbed interpretation of the 1989 Agreement is ill-supported by the grammatical and interpretive rules he invokes.

First, Minturn offers a pedantic grammar lesson to argue that the "subject to" clause in Section 11 applies only to the phrase "is contemplated and intended." *See* Opp. 17-19. That makes no sense. As Minturn acknowledges (*id.* at 18 & n.4), the "subject to" clause is a modifying phrase. And the hallmark of a modifying phrase is that it, well, *modifies* something. But the then-trustees' state of mind in entering the 1989 Agreement could *never* change over time. They thought whatever they thought. And it beggars belief that the drafters would have used a modifying phrase to make what they "contemplated" and "intended" at the time they signed the contract—a static condition that, by definition, could not later be altered in 1990, 2022, or any other date—"subject always to" the changing "best interests of the shareholders." If the drafters had wished to reserve the right to time-travel back to 1989 and change what they then "contemplated and intended," they might have foreshadowed that scientific breakthrough using clearer wording.

Nor do Minturn's favored grammatical rules and interpretive canons support such a senseless construction. It is not true, as Minturn suggests, that a modifying phrase (like "subject to") must be applied unthinkingly to the nearest words. Rather,

5

such modifying phrases should be applied to the "nearest *reasonable* referent."

Opp. 23 (quoting ANTONIN SCALIA & BRYAN GARNER, READING LAW: THE

INTERPRETATION OF LEGAL TEXTS 152 (2012)) (emphasis added); *see also* THE

CHICAGO MANUAL OF STYLE § 5.228 (17th ed. 2017) (providing that "conditional

clauses" affect a "main clause" that "is dependent on the condition being fulfilled").

The same is true when applying the last-antecedent rule. *Greenough v. Phoenix Ins.*

Co., 206 Mass. 247, 251, 92 N.E. 447, 448-49 (1910) ("The general rule that a

modifying clause is ordinarily to be confined to the last antecedent does not apply

where a consideration of the subject-matter requires a different construction.").

Here, the nearest reasonable referent in Section 11 is the requirement that the

Agreement "shall survive and continue and be made binding upon successor

trustees." That is the closest clause that contains a noun *capable* of being modified,

and so the "subject to" clause logically applies to that phrase.

Second, Minturn's argument that the "contemplated and intended" language

renders Section 11 precatory runs afoul of the interpretive canon requiring courts to

6

avoid surplusage.[3] Consistent with the precept that all words in a contract must be ascribed meaning, courts regularly find contractual provisions containing similar verbiage to create binding obligations. *See, e.g., Mass. Highway Dep't v. Perini Corp.*, 83 Mass. App. Ct. 96, 104 & n.14, 981 N.E.2d 721, 728 & n.14 (2013) (finding binding obligation created by "it is intended" language); *Young v. Ershick*, No. 4:21-CV-00644-ALM, 2022 WL 3019744, at *8 (E.D. Tex. July 29, 2022) (same).[4]

Even if Section 11 is precatory—which it is not—Minturn himself concedes that precatory provisions might be included "to allow for some leeway in performance." Opp. 27-28. That is exactly what Section 11 does here—it provides

---

[3] Minturn's argument (at 26 n.5) that the Trustees have forfeited their argument that Section 11 is not precatory is belied by the record. Indeed, the entire dispute between the parties is over whether Section 11 contains a binding obligation. Unsurprisingly, then, the Trustees argued to the district court at length that Section 11 was not precatory and that the "subject to" clause modified the Agreement's obligations. *See, e.g.,* JA196-97. That is more than enough to preserve the issue. *See, e.g., Mills v. Barnard*, 869 F.3d 473, 483 (6th Cir. 2017) ("An argument is not forfeited on appeal because a particular authority or strain of the argument was not raised below, as long as the issue itself was properly raised.").

[4] It is especially important to ascribe *some* meaning to Section 11—rather than, as Minturn does, read it out of the contract altogether—because the relevant language in Section 11, including the crucial "subject to" clause, was among only a handful of edits made by the 1989 drafters in the course of revising a predecessor agreement. *See infra* 14-16. It is implausible that the drafters would pay lawyers to craft language that meant nothing, only to carefully incorporate that language into a provision intended to do nothing.

the Trustees limited leeway in performance, subject to their fiduciary duties and the best interests of shareholders.[5]

Third, Minturn misapplies *noscitur a sociis* to read the words "survive and continue" out of the contract altogether. Pursuant to the *noscitur a sociis* canon, coupled words are to "be understood in the same general sense." *See People for the Ethical Treatment of Animals, Inc. v. Dep't of Agric. Res.*, 477 Mass. 280, 286-87, 76 N.E.3d 227, 234-35 (2017). But, instead of giving "survive," "continue," and "be made binding" *related* meanings, Minturn turns cartwheels to give them the *same* meaning. Such a construction turns *noscitur a sociis* on its ear. *See Soroken v. Conservation Comm'n of Falmouth*, No. 19-P-1500, 2020 WL 6554038, at *3-4 (Mass. Nov. 9, 2020) (rejecting interpretation using *noscitur a sociis* canon that would render language superfluous).

Finally, even crediting all of Minturn's flawed arguments, at best he has shown that there are *competing* canons pointing to different interpretations of Section 11. That is the quintessence of ambiguity. At a minimum, then, the Court

---

[5] Without providing that leeway, Minturn's interpretation leads to another illogical consequence. As he would have it, trustees once bound to the 1989 Agreement are prohibited from voting against issuing retirement payments in full. But, he admits (at 21), new trustees who are not yet bound are free to vote as they please. And if new and old trustees are serving at the same time, Minturn's interpretation leads to the confusing result where only *some* trustees are able to comply with their fiduciary duties when issuing retirement payments.

8

should remand for the district court to consider extrinsic evidence. *See Metric Constructors, Inc. v. Nat'l Aeronautics & Space Admin.*, 169 F.3d 747, 753 (Fed. Cir. 1999) ("Where canons of contract interpretation point to different interpretations, resolution of the conflict is necessarily left to the facts of the particular case.").

C.   Section 8 Is Irrelevant And, In Any Event, Ambiguous

Minturn urges (at 33-39) that the Trustees' interpretation of Section 11 cannot be correct because it conflicts with Section 8, which identifies one (necessarily underinclusive) set of economic circumstances in which certain retirement benefits could be adjusted over time. But the Trustees' interpretation of Section 11 is entirely compatible with Section 8. In any event, if this Court determines it must parse Section 8, it should remand because Section 8 contains contradictory language rendering it ambiguous.

For starters, Section 8 is irrelevant here. No party argues that the preconditions of Section 8 were met in 2018 when the Trustees first reduced Minturn's payments. *See* Addendum 9. When a case does not fall within the supposedly more specific provision, the general provision governs, and the general/specific canon Minturn invokes (Opp. 37) does not apply. *Marx v. Gen. Revenue Corp.*, 568 U.S. 371, 386-87 (2013).

Even though all agree that Section 8 does not apply here, Minturn insists that the Trustees' interpretation of Section 11 as "completely discretionary" would render Section 8 meaningless. Opp. 34. As discussed, the premise of that argument is flawed—Section 11 does not vest the Trustees with boundless discretion, but rather permits them to adjust retirement benefits *only* when compelled by the shareholders' best interests.[6]

This reading is harmonious with Section 8. Unlike Section 11, Section 8 specifies a *subset* of conditions (relating to declining net asset value) in which *certain* (not all) trustees could have their retirement benefits reduced and extended over time. That is because the drafters had *already* determined that such preordained adjustments were "in the best interests of the shareholders." *See* Addendum 16. Section 11, by contrast, allows for the possibility that *future* modifications could well be necessitated by the best interests of shareholders. Unable to predict the future, the drafting trustees needed the ability to revisit those retirement benefits when so compelled by their fiduciary duties. That is scarcely controversial.

---

[6] Minturn's assertion that the Trustees' interpretation "would allow a reduction or elimination of Minturn's retirement payments even if the [Trust]'s net assets have increased" is therefore a fabricated concern. Opp. 34. Minturn does not so much as attempt to explain how the best interests of shareholders would justify that result.

In the end, the Court needn't parse Section 8; it is facially inapplicable to the present dispute. If the Court concludes, however, that it must construe Section 8 to make sense of Section 11, then it should remand the matter for the district court to consider extrinsic evidence. Section 8—like the 1989 Agreement writ large—is hardly a model of clarity. For one thing, it is ambiguous whether Section 8 applies to Minturn: Though Section 8 does not reference Minturn by name when listing the trustees whose compensation may be altered, it *does* invoke Section 6, which addresses Minturn's retirement benefits. *See* Addendum 16. There is no clarifying text to be found indicating whether Minturn is covered by Section 8, and only extrinsic evidence could shed light on the question.[7]

II.   THE TRUSTEES ARE NOT EQUITABLY ESTOPPED FROM INVOKING SECTION 11 TO ALTER MINTURN'S RETIREMENT PAYMENTS

Minturn next argues that the Trustees are equitably estopped from altering his retirement payments because of a 2008 supplement to the 1989 Agreement. This argument is baseless.

---

[7] Given this confused drafting, Minturn himself cannot make up his mind whether Section 8 applies to him. *Compare* JA18 (alleging that Section 8 applies only to trustees Ernest E. Monrad and William A. Oates, Jr.) *with* JA 137 (urging that Section 11, if invoked to reduce *Minturn*'s retirement benefits, would render Section 8 "surplusage").

To demonstrate that the Trustees are equitably estopped, Minturn must prove that (1) the Trustees "made a definite misrepresentation of fact to [Minturn] having reason to believe that [Minturn] would rely upon it," (2) Minturn "relied on the misrepresentations to [his] detriment," and (3) his reliance was reasonable. *Nagle v. Acton-Boxborough Reg'l Sch. Dist.*, 576 F.3d 1, 3 (1st Cir. 2009) (quotation marks omitted and alteration adopted). Minturn does not even attempt to demonstrate the required elements, nor can he.

First, the Trustees did not make a definite misrepresentation of fact. The 2008 Supplement is relevant only for purposes of Section 409A of the Internal Revenue Code. Under Section 409A, certain deferred compensation is subject to additional tax. Compensation that is not "subject to a substantial risk of forfeiture," however, is exempt from Section 409A. 26 U.S.C. § 409A(a)(1)(A). Accordingly, the 2008 Supplement provides simply that retirement benefits "were earned and vested as of December 31, 2004 and are therefore not subject to . . . Section 409A." JA182. At most, then, the 2008 Supplement apprised Minturn that his retirement benefits were not at a "substantial risk of forfeiture" as of December 31, 2004. Which was true: At that time, the Trustees had no reason to think it likely that shareholders' best interests would require modifications to those benefits many years later.

12

Second, Minturn did not detrimentally rely on the 2008 Supplement. Detrimental reliance can be shown where a party changed its position for the worse or where reliance caused a party to delay in seeking vindication of its rights. *See Mimiya Hosp., Inc. SNF v. U.S. Dep't Of Health and Hum. Servs.*, 331 F.3d 178, 182 (1st Cir. 2003). But Minturn received all payments he was due prior to 2018, and he did not somehow "rely" on the 2008 Supplement in such a way as to preclude him from litigating for his preferred interpretation of the 1989 Agreement. And *voilà!*: Here we are. Regardless the outcome of this dispute, Minturn has lost nothing on account of the 2008 Supplement.

Third, even if Minturn somehow "relied" on the 2008 Supplement to his detriment—heaven knows how—any such reliance was unreasonable. The 2008 Supplement merely apprised Minturn that his retirement payments were not at risk of "substantial forfeiture" in 2005. If Minturn took that as a guarantee that his retirement benefits would eternally trump the Trustees' fiduciary obligations, that was not reasonable (to put it mildly).

III. THE RELEVANT EXTRINSIC EVIDENCE SUPPORTS THE TRUSTEES' INTERPRETATION OF SECTION 11

Minturn's detour and frolic through his favorite extrinsic evidence (at 43-46) is inappropriate because the district court never considered that evidence. *See Wells Real Est. Inv. Tr. II, Inc. v. Chardon/Hato Rey P'ship, S.E.*, 615 F.3d 45, 55 (1st Cir.

2010) (remanding to allow district court to consider extrinsic evidence in the first instance). But Minturn's distortion of the relevant documents and omission of critical facts demands correction all the same.

First, Minturn mischaracterizes the correspondence he argues (at 44-45) indicates the binding nature of the Agreement. Minturn selectively quotes an exchange between trustees J. Murray Howe and Ernest Monrad, in which (says Minturn) the two trustees contemplated that the retirement payments could not be abrogated. In that letter, though, Monrad muses simply that "one answer could be to have [retirement] payments stretched out to an additional ten years in the event of, say, a 50% decline in assets" after the deaths of certain trustees. JA346. That language tells us nothing about the meaning of Section 11, much less whether the then-trustees intended for the 1989 Agreement to vitiate their fiduciary duties to shareholders.

And Minturn omits mention of far more probative evidence, which *does* shed light on the drafters' contemporaneous understanding of the 1989 Agreement. The most salient of which is a letter from the Trust's legal counsel, Thomas Kelly, to the then-trustees. In that letter, Kelly acknowledges that the trustees were concerned about "the proposed [1989] Agreement in light of the general fiduciary responsibilities of trustees." JA246. He concludes, however, that the 1989

14

Agreement comports with the trustees' fiduciary duties because it "updates and modifies [the retirement payment] arrangements . . . ***but does not in any manner alter the rights and obligations of the Trust to the Trustees or vice-versa.***" *Id.* (emphases added). This letter, from the Trust's legal counsel to the trustees, is powerful extrinsic evidence that the trustees intended and understood the 1989 Agreement to allow the trustees' ***fiduciary duties to come first***, consistent with the Trustees' interpretation here. *See In re Barnett*, No. 12-37991 (CGM), 2015 WL 9581384, at *18 (Bankr. S.D.N.Y. Dec. 29, 2015) (considering contemporaneous legal opinions as relevant extrinsic evidence of how parties understood agreement).

Second, Minturn ignores the drafting history of the 1989 Agreement, which sheds considerable light on the parties' intentions. The 1989 Agreement is not the first agreement allocating retirement payments among the trustees. Rather, in drafting the 1989 Agreement, the trustees worked from an antecedent agreement (executed in 1983) that similarly provided for retirement benefits. Notably, that earlier 1983 agreement *also* contained a Section 11. But, crucially, it did *not* contain the "subject to" clause at issue here. Rather, the 1983 Agreement provided simply that "[t]his agreement shall survive and continue and be made binding upon successor trustees." JA252. In 1989, the drafters went out of their way to add the "subject to" clause, including its mandate that the best interests of shareholders would be paramount. The drafters likewise added the clause (absent from the 1983 version) that "it is contemplated and intended ..."—thereby softening what was previously an unconditional (albeit unenforceable) decree that the Agreement would continue indefinitely and be binding on future trustees.

Those additions must be honored, for it is axiomatic that terms added to (or omitted from) successive agreements must be ascribed meaning. *See, e.g., Caven v. Am. Fed. Sav. & Loan Ass'n of Colorado*, 837 F.2d 427, 431 (10th Cir. 1988) (rejecting interpretation that rendered "portion of the modification agreement meaningless" because court did "not believe the parties intended to adopt modifying language without any force"); *see also id.* ("[A]n amendment to an agreement is designed to serve some useful function, and its existence is strong evidence, therefore, that the contract was changed from what the parties believed and intended was provided before." (quotation marks omitted)). The Trustees' interpretation gives meaning to those additions. Minturn's interpretation, by contrast, pretends they never existed: Under his logic, Section 11 means *exactly* the same thing—*i.e.*, nothing—as the antecedent version from which it was adapted.

Third, the parties' "subsequent conduct" is another key indicator of how an agreement should be interpreted. *Greeley v. Greeley*, No. 12-P-1996, 2014 WL 1632220, at *3 & n.8 (Mass. App. Ct. Apr. 25, 2014). And, until Minturn's *own*

16

retirement benefits were implicated, he freely acceded to the Trustees' interpretation of the 1989 Agreement: In 2011, the Trustees voted to reduce William Oates's compensation, in the best interests of shareholders, pursuant to Section 11. JA265. Though no longer a trustee at the time, Minturn was the Trust's chief legal officer and signed the meeting minutes. JA221. Minturn did not voice any concerns that the reduction of Oates's retirement payments was a breach of the 1989 Agreement. JA222. Minturn's change in tune once his own benefits were on the chopping block is transparently self-serving, and inconsistent with how the parties have long understood and applied the 1989 Agreement.

And there is plenty more where that came from. The record is replete with extrinsic evidence, not considered by the district court, that supports the Trustees' interpretation and undermines Minturn's. If the Court perceives any ambiguity in the 1989 Agreement, then, it should remand for the district court to consider this evidence in the first instance.

CONCLUSION

The Court should reverse the district court's grant of summary judgment for Minturn because Section 11 of the 1989 Agreement permits the Trustees to alter or discontinue retiree compensation when consistent with the shareholders' best interests. In the alternative, the Court should vacate the district court's judgment

17

and remand the case for consideration of extrinsic evidence because the Agreement

is ambiguous.

Dated: November 9, 2022

Respectfully submitted,

BRUCE H. MONRAD, et al.

By their attorneys,

/s/ William J. Trunk
KRAMER LEVIN NAFTALIS & FRANKEL LLP
William J. Trunk (Bar # 1204943)
Shikha Garg (Bar # 1204670)
2000 K Street NW, 4th Floor
Washington, D.C. 20006
(202) 775-4500
wtrunk@kramerlevin.com

E. Page Wilkins (Bar # 1188585)
David Lurie (Bar # 54507)
LURIE FRIEDMAN LLP
One McKinley Square
Boston, MA 02109
(617) 367-1970
pwilkins@luriefriedman.com

CERTIFICATE OF COMPLIANCE

1.   This document complies with the type-volume limitation of Fed. R. App. P. 32(a)(7)(B)(ii) because, excluding the parts of the document exempted by Fed. R. App. P. 32(f), this document contains 3,907 words.

2.   This document complies with the typeface requirements of Fed. R. App. P. 32(a)(5) and the type-style requirements of Fed. R. App. P. 32(a)(6) because this document has been prepared in a proportionally spaced typeface using Microsoft Word, typeface Times New Roman, 14-point type.

/s/ *William J. Trunk*
Attorney for Defendants-Appellants
Dated: November 9, 2022

CERTIFICATE OF SERVICE

I hereby certify that on November 9, 2022, I electronically filed the foregoing document with the United States Court of Appeals for the First Circuit by using the CM/ECF system. I certify that the following parties or their counsel of record are registered as ECF Filers and that they will be served by the CM/ECF system: Douglas W. Salvesen and Richard J. Yurko.

/s/ *William J. Trunk*
Attorney for Defendants-Appellants

United States Court of Appeals
For the First Circuit

No. 22-1200

ROBERT B. MINTURN,

Plaintiff, Appellee,

v.

BRUCE H. MONRAD, individually and as special personal
representative of the estate of Ernest E. Monrad, PETER J.
BLAMPIED, GEORGE P. BEAL, and CHARLES R. DAUGHERTY,

Defendants, Appellants,

NORTHEAST INVESTORS TRUST,

Defendant.

APPEAL FROM THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

[Hon. Nathaniel M. Gorton, U.S. District Judge]

Before

Barron, Chief Judge,
Selya and Lynch, Circuit Judges.

Shikha Garg, with whom Alison C. Barnes, Kramer Levin Robbins
Russell, E. Page Wilkins, David Lurie, and Lurie Friedman LLP were
on brief, for appellants.
Douglas W. Salvesen, with whom Richard J. Yurko and Yurko
Partners, P.C. were on brief, for appellee.

March 30, 2023

SELYA, <u>Circuit Judge</u>. This is an old-fashioned contract dispute. It requires us to construe contractual provisions under which plaintiff-appellee Robert B. Minturn claims entitlement to certain retirement compensation allegedly due to him from Northeast Investors Trust (the Trust), where he served as a trustee. Concluding, as we do, that the plain language of the controlling agreement entitles the plaintiff to the claimed compensation, we affirm the district court's grant of partial summary judgment and its subsequent entry of judgment in the plaintiff's favor for the sum of $794,500.

I

We briefly rehearse the relevant facts (which are largely undisputed) and then chronicle the travel of the case. The Trust is a Massachusetts business trust organized in 1950. It operates as a mutual fund, the assets of which are managed by a board of trustees (the Trustees) for the benefit of passive investors, known as shareholders. From 1978 until his retirement in 2013, the plaintiff served the Trust in various capacities, including as clerk, chief legal officer, and vice president. He also served as a member of the board of trustees from 1980 until 2005.

In 1989, the Trustees executed an agreement (the Agreement) among themselves that outlined compensation and retirement compensation due to each trustee then in office. Under the terms of the Agreement, the plaintiff (or his heirs, as the case may be) was entitled to quarterly payments amounting to $100,000 a year for ten years following his retirement, death, disability, or other incapacitating event. This annual rate would increase by $25,000 for each additional $100,000,000 in net assets held by the Trust at his retirement (beyond the total assets held by the Trust on March 31, 1989).

Under the Trust's Declaration of Trust, all trustee compensation must be paid out of a management fee, which is derived quarterly from the Trust's net assets at a fixed percentage. The management fee also pays for "all research and statistical services" and the Trust's office space.

The Agreement included two other relevant provisions. The first such provision, section 8, outlined a process for the independent (that is, non-management) trustees to reduce certain annual trustee retirement compensation by extending the total payment period in the event that specific circumstances — including the decline in value of trust assets by more than forty percent — transpired and the independent trustees deemed the reduction "advisable and in the best interests of the shareholders . . . in order to ensure the availability [of] adequate current compensation for the Trustees." The second such provision, section 11 — the meaning of which the parties dispute — read as follows:

Subject always to the best interests of the shareholders, it is contemplated and intended as between the Trustees of Northeast Investors Trust who are signatories hereto that this Agreement and the provisions hereof for the benefit of the individual Trustees, including provisions with regard to entitlement to payments of additional compensation, shall survive and continue and be made binding upon successor trustees, advisors, management companies, or any other individuals or entities becoming entitled to trustee, advisory and/or management fees from the Trust, however and in whatever form they are paid, despite any change of form or manner of management or operation of the Trust.

The Agreement was thrice amended (in 1994, 1998, and 2005), but none of these amendments directly affected the plaintiff's retirement compensation. In 2008, however, the Agreement was supplemented. This supplement (the Supplement) addressed federal tax-law changes and resulted in the characterization of the retirement compensation limned in the Agreement as deferred compensation that was deemed "earned and vested" as of December 31, 2004. The documents memorializing these revisions (that is, the three amendments and the Supplement) ratified the Agreement and were signed by all of the Trustees then in office — a group which, since at least 2005, included all of the defendants.

The plaintiff retired in 2013. At that time, the net assets of the Trust had increased by over $300,000,000, raising his retirement compensation to $175,000 per year. The Trustees paid him equal quarterly payments totaling $175,000 annually through early 2018. In February of 2018, though, the Trustees did an about-face: they voted to reduce the plaintiff's retirement compensation to quarterly payments of $10,000, citing a sharp decline in the value of trust assets. The plaintiff received quarterly payments at this reduced rate until April of 2019. Then, the Trustees stopped paying the plaintiff's retirement compensation altogether.

The plaintiff did not go quietly into this bleak night. Instead, he sued the Trust and the Trustees then in office (Ernest E. Monrad, Bruce H. Monrad, Peter J. Blampied, George P. Beal, and Charles R. Daugherty)[1] in the United States District Court for the District of Massachusetts, alleging that the defendants improperly withheld his retirement compensation in violation of the Agreement. He also alleged, in the alternative, that the defendants were liable for wrongful denial of benefits and breach of fiduciary duty under the Employee Retirement Income Security Act (ERISA). See 29 U.S.C. § 1132(a)(1)(B), (a)(3), (g). The defendants answered, denying the material allegations of the

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[1] During the pendency of the litigation, Ernest E. Monrad died. Bruce H. Monrad was then substituted in Ernest E. Monrad's place and stead, so that he is named as a defendant both individually and as special personal representative of Ernest E. Monrad's estate.

complaint and counterclaiming for a declaratory judgment. See 28 U.S.C. § 2201.

The defendants next moved to dismiss the plaintiff's complaint for lack of subject matter jurisdiction and failure to state a claim. See Fed. R. Civ. P. 12(b)(1), (6). The district court granted the motion to dismiss as to the plaintiff's claims against the Trust but denied it in all other respects. See Minturn v. Monrad, 2020 WL 6363909, at *4 (D. Mass. Oct. 29, 2020). Following the close of discovery, the plaintiff moved for partial summary judgment on his breach-of-contract claim. See Fed. R. Civ. P. 56(a). The district court granted the motion, holding that section 11 of the Agreement was "precatory, i.e., advisory," and that the phrase "[s]ubject always to the best interests of the shareholders" had "no bearing on the substantive obligations set forth" elsewhere in the Agreement. Minturn v. Monrad, 585 F. Supp. 3d 123, 127-28 (D. Mass. 2022).

With the consent of all the parties, the plaintiff's ERISA claims and the defendants' counterclaim were later dismissed. On March 1, 2022, judgment was entered for the plaintiff in the amount of $794,500 for quarterly payments due under the Agreement up through January 2022 (which amount included prejudgment interest). This timely appeal followed.

II

We review a district court's grant of summary judgment de novo. See Pleasantdale Condos., LLC v. Wakefield, 37 F.4th 728, 732 (1st Cir. 2022). Summary judgment is appropriate when the moving party has shown that there is no genuine issue as to any material fact and that he is entitled to judgment as a matter of law. See Fed. R. Civ. P. 56(a). In conducting this tamisage, we construe the facts in the light most favorable to the non-moving parties (here, the defendants) and draw all reasonable inferences therefrom to their behoof. See Pleasantdale Condos., 37 F.4th at 733. We are not tied to the district court's rationale but, rather, may affirm the judgment on any ground made manifest by the record. See Houlton Citizens' Coal. v. Town of Houlton, 175 F.3d 178, 184 (1st Cir. 1999).

Here, the district court entered judgment for the plaintiff on a state-law claim. See Minturn, 585 F. Supp. 3d at 128. That claim was in federal court by reason of supplemental jurisdiction. See 28 U.S.C. § 1367(a). Thus, state law — in this instance Massachusetts law — supplies the substantive rules of decision. See Lawless v. Steward Health Care Sys., LLC, 894 F.3d 9, 21 (1st Cir. 2018); see also Borden v. Paul Revere Life Ins. Co., 935 F.2d 370, 375 (1st Cir. 1991) (confirming that federal court may accept parties' plausible agreement as to which state's law supplies the controlling rules of decision).

A

The singular question presented on appeal is whether the defendants breached the Agreement by reducing and then terminating the plaintiff's retirement compensation. In order to answer this question, we begin with first principles.

To demonstrate a breach of contract under Massachusetts law, "the plaintiff must prove that a valid, binding contract existed, the defendant breached the terms of the contract, and the plaintiff sustained damages as a result of the breach." Young v. Wells Fargo Bank, N.A., 828 F.3d 26, 32 (1st Cir. 2016) (quoting Young v. Wells Fargo Bank, N.A., 717 F.3d 224, 232 (1st Cir. 2013)). Only the second of these three elements — whether the defendants' actions constituted a breach — is at issue in this appeal.

The interpretation of an unambiguous contractual provision presents a question of law for the court. See Gen. Hosp. Corp. v. Esoterix Genetic Lab'ys, LLC, 16 F.4th 304, 308 (1st Cir. 2021) (applying Massachusetts law). So, too, the determination of whether the provision is ambiguous is for the court. See Bukuras v. Mueller Grp., LLC, 592 F.3d 255, 261 (1st Cir. 2010) (applying Massachusetts law). A contract is ambiguous either where its "terms are inconsistent on their face or where the phraseology can support reasonable differences of opinion as to the meaning of the words employed and obligations undertaken." Farmers Ins. Exch. v.

RNK, Inc., 632 F.3d 777, 783 (1st Cir. 2011) (quoting Bank v. Int'l Bus. Machs. Corp., 145 F.3d 420, 424 (1st Cir. 1998)) (applying Massachusetts law).

If a court determines that the terms of the contract are unambiguous, it should resolve interpretive disputes based on the language of the contract, without resort to extrinsic evidence. See Esoterix, 16 F.4th at 308. In that process, the court must interpret the contract to effectuate the parties' discerned intent, which "must be gathered from a fair construction of the contract as a whole." VFC Partners 26, LLC v. Cadlerocks Centennial Drive, LLC, 735 F.3d 25, 29 (1st Cir. 2013) (quoting Bukuras, 592 F.3d at 262) (applying Massachusetts law). The contract should be interpreted "in a reasonable and practical way," reading words that are "plain and free from ambiguity" in their "usual and ordinary sense." Esoterix, 16 F.4th at 308 (quoting Bukuras, 592 F.3d at 262).

1

To determine whether the defendants breached the Agreement, we start with section 11 (reproduced in full above). The defendants claim that section 11 conferred upon them not only the power but also the fiduciary obligation to depart from the schedule of retirement compensation laid out in the Agreement and to modify that schedule whenever doing so was in "the best interests of the shareholders." The plaintiff demurs, responding that section 11 is merely a precatory (that is, a non-binding) expression of the signatories' intention and, consequently, conferred neither any such power nor any such obligation. The parties offer dueling versions of syntactical rules that they suggest may be of assistance. To us, however, the result is clear: as we explain below, we read section 11, taken as a whole and construing its words in their usual and ordinary sense, as precatory. There is no ambiguity.

We turn first to the significance of "it is contemplated and intended." The parties spar over whether that phrase indicates that what follows — that is, that the Agreement and its provisions "shall survive and continue and be made binding upon" successor trustees — is precatory. The case law strongly favors the plaintiff's interpretation that "contemplated" and "intended," whether considered singly or in combination, do not signal a binding obligation. See, e.g., Advanced Water Techs., Inc. v. Amiad U.S.A., Inc., 457 F. Supp. 3d 313, 320 (S.D.N.Y. 2020) (collecting cases concluding that agreements "characterized by precatory language, such as 'It is the intention of [the parties],' . . . [are] unenforceable" (alterations in original) (quoting Dragon Head LLC v. Elkman, 987 N.Y.S.2d 60, 61 (N.Y. App. Div. 2014))); Sec. Bank & Tr. Co. v. Bogard, 494 N.E.2d 965, 969 (Ind. Ct. App. 1986) ("[T]he mere expression of an intention is not a promise."); Dauray v. Gaylord, 402 S.W.2d 948, 950-51 (Tex.

Civ. App. 1966) (concluding that "contemplate" is precatory); Hansen v. Catsman, 123 N.W.2d 265, 267 (Mich. 1963) (stating that "[o]rdinarily, the word 'contemplates' indicates an expectation or intention rather than a promise or undertaking"). Although there is a minority view, see, e.g., Denker v. Twentieth Century-Fox Film Corp., 210 N.Y.S.2d 241, 244 (N.Y. Sup. Ct. 1960) (explaining that "contemplate" may "connote a binding obligation"), we find that view unconvincing.

That said, we renounce any per se rule to the effect that the phrase "it is contemplated and intended" always renders what follows precatory. Just as no specific words are necessary to form a binding promise, see E.I. Du Pont De Nemours & Co. v. Claiborne-Reno Co., 64 F.2d 224, 227 (8th Cir. 1933), no specific words are necessary to form a precatory provision. The defendants concede that phraseology such as "it is contemplated and intended" might indicate, in some contexts, that a provision is precatory. They nonetheless assert that, when used here, those words are at least ambiguous.

Taken in a vacuum, the defendants' point may have some superficial appeal — but contract interpretation does not take place in a vacuum, and the absence of a per se rule does not get the defendants very far. They still must face up to the reality that phrasing such as "it is contemplated and intended" ordinarily implies that what follows expresses a non-binding intention (and,

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thus, is precatory). And the mere fact that those words, standing alone, do not resolve the interpretive question as to whether section 11 is precatory does not render section 11 ambiguous. That fact only means that we must look to the surrounding text for further clarification. See Nat'l Tax Inst. v. Topnotch at Stowe Resort & Spa, 388 F.3d 15, 18 (1st Cir. 2004) (applying Massachusetts law) (finding that "related provisions may cast light on meaning" even when phrase considered alone is inconclusive).

2

Considering its text as a whole and reading its words in their usual and ordinary sense, it is clear to us that section 11 is precatory. That section goes on to express what is "contemplated and intended": that the Agreement, including the provisions for trustee retirement compensation, "shall survive and continue and be made binding upon" anyone who becomes "entitled to trustee, advisory and/or management fees from the Trust," notwithstanding "any change of form or manner of management or operation of the Trust." A prefatory clause qualifies that statement as "[s]ubject always to the best interest of the shareholders."

The plain and unambiguous meaning of section 11 is to express an intention for a future time during which the signatories (who were also the beneficiaries of the Agreement) are no longer

in charge of the management of the Trust. The signatories
"contemplated and intended" that the Agreement would "survive" and
"continue" should such changes occur while the provisions of the
Agreement were still relevant. At such time, those provisions
would "be made binding" — the passive voice implying that someone
other than the signatories would be undertaking that effort — upon
the persons who, in the future, would be charged with making
management decisions for the Trust (but whom the Agreement did not
yet bind). Effectuating that intention was, of course, conditioned
upon the Agreement continuing to be in "the best interests of the
shareholders." The signatories' aim, as reflected in the text,
was to indicate to future management-fee recipients the
signatories' intent that the Agreement remain in place even though
they were no longer in a position to enforce it. There is simply
no textual basis for concluding that the language was meant to
provide a general override to every other section of the Agreement.

Contrary to the defendants' importunings, reading
section 11 as precatory does not lead to the conclusion that it is
meaningless. The signatories had no power to ensure that future
management-fee recipients would be bound to the Agreement. See
Platten v. HG Bermuda Exempted Ltd., 437 F.3d 118, 129-30 (1st
Cir. 2006) (applying Massachusetts law) (concluding that non-
parties are not bound by agreement and, thus, cannot be held liable
for breach). Nor did they have any power to ensure that the

Agreement would "survive and continue" after they were no longer trustees. Read against that background, section 11 expresses the signatories' intention that the terms of the Agreement should remain intact for future management-fee recipients. The bare fact that section 11 does not create a binding legal obligation does not render it meaningless. See Restatement (Second) of Contracts § 203 cmt. b (1981) ("The preference for an interpretation which gives meaning to every part of an agreement does not mean that every part is assumed to have legal consequences."); see also Byrne v. Perry, 421 N.E.2d 1248, 1249 (Mass. App. Ct. 1981).

The defendants' attempts to circumvent the plain meaning of the text are unpersuasive. They first suggest an interpretation of section 11 that would bypass "it is contemplated and intended" altogether, such that whether the Agreement "shall survive and continue and be made binding upon" future trustees is directly "[s]ubject always to the best interests of the shareholders." But this suggestion has an obvious flaw: it fails to account for the intervening words ("it is contemplated and intended"), which both basic grammatical rules and common sense instruct must qualify the three verbs that follow and convincingly imply that what follows is precatory. See Lieber v. President & Fellows of Harvard Coll., 179 N.E.3d 19, 26 n.15 (Mass. 2022) (explaining that "it is a fundamental principle of interpretation 'that every word and phrase of an instrument is if possible to be given meaning, and

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none is to be rejected as surplusage if any other course is rationally possible'" (quoting Balles v. Babcock Power Inc., 70 N.E.3d 905, 914 n.17 (Mass. 2017))).

The defendants rejoin that "survive and continue and be made binding upon" is the "nearest reasonable referent" following the opening clause. But that rejoinder is struthious and ignores the language used by the signatories. Cf. Fishman v. LaSalle Nat'l Bank, 247 F.3d 300, 302-03 (1st Cir. 2001) (applying Massachusetts law) (warning that party's argument, though "strong on canons and doctrine," failed to provide rational interpretation of challenged text). The defendants would have us treat "it is contemplated and intended" as entirely redundant — but they offer no principled basis for us to do so. See DeWolfe v. Hingham Ctr., Ltd., 985 N.E.2d 1187, 1196 (Mass. 2013) ("[Plaintiff's] construction of the clause is to be favored, because the construction offered by the defendants fails to give effect to [specific] words.").

Next, the defendants assert that the district court incorrectly determined that "[s]ubject always to the best interests of the shareholders" applies only to "be made binding," thus failing to account for "survive" and "continue." They further assert that — when properly considered — "[t]he ordinary meaning of the words 'survive' and 'continue' confirms that Section 11 was intended to affect the conditions under which the Agreement would persist." One of those conditions, their thesis runs, is that the

Agreement would be "[s]ubject always to the best interests of the shareholders."

We accept the defendants' premise that the district court's opinion was imprecise in its discussion of the three verbs. See Minturn, 585 F. Supp. 3d at 127. We agree, moreover, that it would be folly not to account for "survive" and "continue" in construing section 11. See Jasty v. Wright Med. Tech., Inc., 528 F.3d 28, 36 (1st Cir. 2008) (applying Massachusetts law) ("[C]onstructions that render contract terms meaningless should be avoided." (alteration in original) (quoting Summit Packaging Sys., Inc. v. Kenyon & Kenyon, 273 F.3d 9, 12 (1st Cir. 2001))). The clause "[s]ubject always to the best interests of the shareholders" should apply to all three verbs — mediated (as discussed above) by "it is contemplated and intended."

Here, however, our review is de novo, see Pleasantdale Condos., 37 F.4th at 732, and accounting for all three verbs does not weaken the conclusion that section 11 is precatory. The defendants' contrary assertion only holds water if we adopt the unnatural and stilted reading that subjects the Agreement's survival and continuation directly to the best interests of the shareholders. The three verbs still have meaning if section 11 is precatory: section 11 relates the intention that the Agreement remain in effect should the "management or operation" of the Trust change. That includes the intention that the Agreement remain in existence after the change (that is, that the Agreement "survive" the change); that it go uninterrupted (that is, that the Agreement "continue"); and that the Agreement "be made binding" on future management-fee recipients.

The defendants contest this common-sense construction. They claim that it blurs together the definitions of "survive" and "continue." This claim does not withstand scrutiny: although the definitions may overlap, they are distinct. And even though it is important to avoid interpretations of contractual language that render a word superfluous or redundant, see Starr v. Fordham, 648 N.E.2d 1261, 1270 (Mass. 1995), we are not so formalistic as to demand that each word in a contract must have a perfectly defined dominion that in no way impinges upon the dominion of another word.

To be sure, the words of a contractual provision matter. See Bukuras, 592 F.3d at 262. Even so, "the words are to be read as elements in a practical working document and not as a crossword puzzle." Id. (quoting Fleet Nat'l Bank v. H & D Ent., 96 F.3d 532, 538 (1st Cir.1996)). On such a reading, section 11 is plainly precatory.

3

The other sections of the Agreement reinforce the conclusion that section 11 is precatory and does not provide an avenue for overriding the specific obligations delineated in the Agreement. See Starr, 648 N.E.2d at 1269 (explaining that contract obligations should be determined by looking both to immediate context and to all other contractual provisions).

<center>**a**</center>

The first interpretive clue is found in section 8, which provides a framework for modifying retirement compensation in the event of a decline in the Trust's net assets. Even though the defendants paid no heed to section 8 when reducing the plaintiff's retirement compensation, that section sheds a bright light on the meaning of section 11.

In contrast to section 11, section 8 is detailed: it explains under what conditions reductions in retirement compensation can be made and which persons are subject to such reductions; it pegs any such reductions to the total decline in assets and the pool of retirees receiving compensation; and it requires any reductions to be offset by a corresponding increase in years of payment (such that the total compensation remains the same). Section 8 also confers upon the independent trustees the power to determine whether trustee compensation should be reduced. That determination must be based on the independent trustees' assessment of whether a reduction "is advisable and in the best interests of the shareholders . . . in order to ensure the availability [of] adequate current compensation for the Trustees."

The defendants claim that section 11 allows them to abrogate or modify retirement compensation without any limitation except that such an action is in "the best interests of the shareholders." That interpretation irreconcilably conflicts with section 8. Contracts must be read as a whole, and specific provisions customarily trump more general provisions. See Easthampton Congregational Church v. Church Mut. Ins. Co., 916 F.3d 86, 92 (1st Cir. 2019) (applying Massachusetts law). Section 8 is specific, whereas section 11 is general. It defies logic to think that contracting parties would include a detailed provision for when and how retirement compensation may be reduced and then include another provision allowing reductions essentially without limit. See Topnotch at Stowe Resort & Spa, 388 F.3d at 18-19. This is especially true inasmuch as the independent trustees' decision to trim compensation under section 8 is already made subject to "the best interests of the shareholders," with the result that the application of essentially the same clause in section 11 would be redundant.

As we have said, contracts should be interpreted "as rational business instrument[s]." Starr, 648 N.E.2d at 1270. The detailed process spelled out in section 8 convincingly demonstrates the signatories' understanding that modifications to trustee retirement compensation could become necessary if the circumstances of the Trust changed materially, but that any such changes should be cabined by stipulated guidelines and procedures.

This makes good sense: retirement compensation is something that recipients count on and would not want modified arbitrarily.

The defendants' attempts to resist this conclusion are futile. First, they argue that section 8 is "irrelevant" in this context because the stipulated conditions have not been met. They suggest that, until those conditions eventuate, section 11's "general" power governs modifications of the Agreement.

This threadbare suggestion will not wash. It would be unreasonable to interpret the Agreement as allowing modification (let alone complete abrogation) of specific obligations up to the time the stipulated conditions are met, without regard to any of the safeguards specified in section 8, and then abruptly subject such modifications to the specified safeguards once the conditions have been met. The only reasonable interpretation is that the Trustees had no power to modify the retirement compensation described in the Agreement unless the conditions in section 8 occurred, at which point the independent trustees could agree to reduce the compensation in accordance with the terms of that section.

The defendants try to erect one last buffer to shield them from the impact of section 8. They suggest that section 8 is irrelevant because it does not apply to the plaintiff's retirement compensation. This suggestion has a patina of plausibility: section 8 is not a model of clarity, and at one point, it seems to indicate that only the annual compensation of two other trustees (Ernest Monrad and William Oates, Jr.) may be modified if the Trust's assets decline. At another point, though, section 8 explains that any compensation "so reduced" should still — over time — equal the total dollar amounts guaranteed to Monrad, Oates, and the plaintiff.

We need not resolve this ambiguity because it makes no difference here. See Brigade Leveraged Cap. Structures Fund Ltd. v. PIMCO Income Strategy Fund, 995 N.E.2d 64, 70 & n.11 (Mass. 2013). The relevance of section 8 to our analysis is that it furnishes compelling evidence that there is a specific provision in the Agreement that would be in conflict with section 11 if we were to interpret section 11 to allow the Trustees free reign to modify the Agreement. The two sections would be in conflict regardless (if not in application to the plaintiff, then in application to Monrad and Oates).

We add, moreover, that if section 8 does not apply to the plaintiff, the reasonable inference is that such an exclusion was deliberate. And it would follow that the Trustees cannot reduce the plaintiff's retirement compensation under any circumstances. See F.D.I.C. v. Singh, 977 F.2d 18, 22-23 (1st Cir. 1992) (explaining that "Massachusetts law embraces the maxim 'expressio unius est exclusio alterius,'" meaning that when "objects embraced by a contract" are enumerated, similar items not

- 22 -

included may be assumed to have been excluded intentionally (quoting Chatham Pharms., Inc. v. Angier Chem. Co., 196 N.E.2d 852, 854-55 (Mass. 1964))). That would be a rational choice: the plaintiff was expecting a significantly lower retirement-compensation package than Monrad and Oates. Accordingly, the drafters may not have been as concerned about the effects of a downturn in asset value with respect to paying the plaintiff's retirement compensation.

To sum up, section 8 falls short of crystalline clarity. Nevertheless, we can see no scenario in which its presence in the Agreement fails to support the conclusion that section 11 would conflict with it if section 11 were to be construed to give the Trustees the power to modify the retirement-compensation provisions in the Agreement. Cf. Blackie v. Maine, 75 F.3d 716, 722 (1st Cir. 1996) (holding that contractual provision, though "not a model of syntax," was nonetheless unambiguous when "[r]ead as a whole, the [provision] can sustain only one reasonable interpretation").

b

Yet another provision of the Agreement undercuts the proposition that section 11 gives the defendants unbridled discretion to reduce the plaintiff's retirement compensation. The Supplement, which was incorporated into the Agreement in 2008, characterizes the retirement compensation specified in the

Agreement (including the plaintiff's retirement compensation) as "earned and vested" as of December 31, 2004, such that it was "not subject to Internal Revenue Code Section 409A." In turn, section 409A (which was enacted in 2004) excluded certain deferred compensation from current taxation if the compensation had been deferred before January 1, 2005. See I.R.C. § 409A; 26 C.F.R. § 1.409A-6(a)(2) (2008). For compensation to qualify, the recipient must already have "had a legally binding right to be paid the amount, and the right to the amount [must have been] earned and vested." 26 C.F.R. § 1.409A-6(a)(2) (2008). If the payor "retained discretion to reduce the amount," the recipient was deemed not to have a legally binding right to that compensation. Id.

"[T]he law of Massachusetts demands that we harmonize [provisions within a contract] rather than strain to create an imaginary conflict." Singh, 977 F.2d at 24. Harmonizing section 11 with the Supplement requires us to reject the defendants' interpretation of section 11. After all, an interpretation of section 11 that grants the Trustees discretion to reduce the plaintiff's retirement compensation would conflict head-on with the Supplement's characterization of his compensation as "earned and vested."

4

In an effort to blunt the force of this reasoning, the defendants contend that section 11 generally — and the phrase "[s]ubject always to the best interests of the shareholders" specifically — should be read as formalizing the Trustees' fiduciary duties to the shareholders. Building on this foundation, they further contend that when the asset value of the Trust plummeted, the Trustees had a fiduciary duty under section 11 to revise the plaintiff's retirement compensation.

These contentions, in turn, rest on the defendants' notion that the Trustees must have understood that — in order to comply with their fiduciary duties — the specific obligations in the Agreement could only be binding within the limits of those duties. The text of section 11 must therefore be interpreted, the defendants submit, through the prism of that understanding.

The defendants' attempt to convert their fiduciary duties into an off-ramp that would allow them to detour around their contractual obligations does not put any points on the board. As we already have indicated, see supra Part II(A)(2), the text of section 11 unambiguously indicates that it is precatory. The defendants' "fiduciary duty" argument conveniently overlooks that text. And while the inclusion of the clause "[s]ubject always to the best interests of the shareholders" may indicate the Trustees' awareness of their fiduciary duties, that clause does nothing to define specifically what the boundaries of those duties may be. Moreover, its applicability still extends only to the assessment of whether the Agreement, once it is no longer in force, should "survive and continue" on a going-forward basis (and, thus, "be made binding").

If more were needed — and we doubt that it is — the defendants have failed to articulate a comprehensible system as to how their fiduciary duties would pertain here (whether through section 11 or as an extra-contractual backstop). The defendants' "fiduciary duty" argument is not accompanied by any workable limiting principle: it would require the Trustees to subject every action that they take to the best interests of the shareholders, treating that clause as a continual condition precedent. The Trustees' ability to abrogate or modify any contract based on their fiduciary duties would be wholly unfettered: they could throw overboard any contract, including a contract with an unrelated third party, through the simple expedient of declaring that such a contract was no longer "in the best interests of the shareholders."

The defendants have not identified any pertinent authority sufficient to support so expansive a view of fiduciary duties. And that is no wonder: it is hard to imagine why anyone would enter into a contract with the Trust if such a free-wheeling regime was in place. Cf. Cofman v. Acton Corp., 958 F.2d 494, 497

(1st   Cir.   1992)   (applying   Massachusetts   law)   (expressing
"fundamental   principle   that   a   contract   is   to   be   construed   as
meaningful   and   not   illusory").   Saddling   third   parties   with   losses
simply   to   avoid   imposing   them   on   shareholders   is   not   a   rational
result.[2] See Homeowner's Rehab, Inc. v. Related Corp. V SLP, L.P.,
99 N.E.3d 744, 754 (Mass. 2018).

III

We   need   go   no   further.   Because   we   conclude   that   the
Agreement is unambiguous as to the plaintiff's right to his agreed
retirement compensation, we need not look to the extrinsic evidence
proffered by the parties.   Nor does section 11 of the Agreement
undermine this conclusion.   Taken together, the other provisions
in the Agreement confirm what the text of section 11 already tells
us: that section 11 is precatory.   It cannot (and did not) relieve
the   defendants   of   the   specific   obligations   provided   in   the
Agreement, even in the event that they consider those obligations
no   longer   to   be   in   the   best   interests   of   the   shareholders.
Consequently, we affirm both the district court's grant of partial

---

[2] Laboring to avoid the weight of this analysis, the Trustees
suggest that such an abrogation or modification would be acceptable
only if the perceived conflict affected the Trust's viability.
This   suggestion,   too,   is   unaccompanied   by   any   persuasive
authority.   And we discern no justification for us to blaze a new
trail through this uncharted terrain.   Cf. Jones v. Secord, 684
F.3d 1, 10-11 (1st Cir. 2012) (warning that federal court applying
state substantive law should be reluctant about getting out ahead
of state courts and expanding state law).

summary judgment and its subsequent entry of judgment for the plaintiff.

Affirmed.

Case No. 22-1200

United States Court of Appeals
For the First Circuit

ROBERT B. MINTURN,

Plaintiff-Appellee,

v.

BRUCE H. MONRAD, individually and as Special Personal
Representative of the Estate of Ernest E. Monrad;
PETER J. BLAMPIED; GEORGE P. BEAL; CHARLES R. DAUGHERTY,

Defendants-Appellants,

NORTHEAST INVESTORS TRUST,

Defendant.

APPEAL FROM A JUDGMENT OF THE U.S. DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

BRIEF OF APPELLEE ROBERT B. MINTURN

Richard J. Yurko (Bar # 1044317)
Douglas W. Salvesen (Bar # 41362)
YURKO PARTNERS, P.C.
One Tech Drive, Suite 205
Andover, MA 01810
Tel: (617) 381-4404

Attorneys for Appellee Robert B. Minturn

Dated: October 19, 2022

TABLE OF CONTENTS

TABLE OF AUTHORITIES

CASES

Page

CASES

v

MISCELLANEOUS Page

STATEMENT OF ISSUES PRESENTED FOR REVIEW

Whether the District Court properly rejected the Appellants' proposed

construction of Section 11 of the parties' 1989 agreement after concluding that it

was "strained," "unreasonable," "untenable," "unacceptable," and "irrational given

the plain language and structure of Section 11." See District Court's Memorandum

& Order ("Order") at pp. 9-10 (Joint Appendix ("JA") at pp. 363-64).

INTRODUCTION

This appeal concerns a 1989 Agreement that the Trustees of Northeast Investors Trust ("Company") made among themselves to secure their retirements. Under the Agreement, each of the Management Trustees was entitled to quarterly payments for ten years following his retirement. The Trustees agreed to make the retirement payments from an allocation of a portion of the fees they received for managing the Company.

Appellee Robert B. Minturn was one of the Company's Management Trustees in 1989 and is a party to the 1989 Agreement. In 2013, after working at the Company for more than 35 years, Minturn retired at age 74. The Defendants-Appellants Trustees paid Minturn his retirement benefits for four years, but after making some further partial payments, they stopped the payments in 2019.

The Trustees terminated Minturn's retirement payments because "adverse business developments" have reduced their own management fee. See Appellants' Principal Brief ("APB") at 2. The Trustees argue that they are not in breach of the 1989 Agreement because they contend that Section 11 of the Agreement should be construed to make all of the Agreement's obligations discretionary.

The Trustees' proposed construction of Section 11 is not based on the plain meaning of its language. It disregards common rules of grammar and the canons of construction employed by courts to construe contractual provisions. Moreover, the

2

1989 Agreement includes an explicit and detailed provision, Section 8, which provides for an adjustment of some retirement payments owed to retired Trustees in the event of a decline in the Company's net assets, such as the one which allegedly prompted the Trustees' breach. Finally, the Trustees' assertion that they have discretion to terminate Minturn's retirement payments conflicts with their statement in a 2008 Supplement to the Agreement that such benefits were "earned and vested."

The District Court properly concluded that Section 11 is a precatory statement of the signatories' intention that the obligations created by the agreement should be made binding on any non-parties to the 1989 Agreement who in the future become entitled to receive the Company's management fees provided that such an arrangement is in the best interests of the Company's shareholders. The District Court held that Section 11 does not apply to these very Trustees who are already bound to the Agreement, and it provides no justification for their failure to pay Minturn the retirement benefits due to him.

As there are no material facts in dispute, the provisions in the 1989 Agreement are not ambiguous, and the construction of the parties' contract is a matter of law, this Court should affirm the District Court's judgment that the Trustees are in breach of their contractual obligations.

3

STATEMENT OF THE CASE

A. Minturn's Thirty-Five Year Career At The Company.

The Company is a Massachusetts mutual fund with approximately $166

million under management. It was formed in 1950 as a Massachusetts business trust,

a form of entity generally analogous to a corporation, and operates under a

declaration of trust. E.g., Brigade Leveraged Capital Structures Fund Ltd v. PIMCO

Income Strategy Fund, 466 Mass. 368, 369 n.4, 995 N.E.2d 64, 66 n.4 (2013)

(Massachusetts business trust is considered as a corporation). The Company's fund

portfolio is focused on high-yield corporate bonds, sometimes referred to as "junk

bonds," and other debt instruments. JA.143.

The Company is internally managed by a Board of Trustees, not unlike a

corporate board of directors. The Trustees oversee the Company's operations and

are collectively paid a management fee based on the value of the Company's assets

under management. The five Defendants-Appellants are the Company's current

Trustees. Defendants-Appellants Ernest E. Monrad[1] and his son, Bruce H. Monrad,

are each an officer of the Company and serve as a Management Trustee. Defendants-

Appellants Peter Blampied, George P. Beal, and Charles R. Daugherty serve as

"Independent" (i.e., non-management) Trustees. JA.143.

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[1] Defendant-Appellant Ernest E. Monrad passed away on June 27, 2020. On January 12, 2021, the Court allowed Bruce H. Monrad, Special Personal Representative, to be substituted in place of Ernest E. Monrad. See Docket # 33.

Plaintiff-Appellee Robert B. Minturn ("Minturn") began working at the Company in 1978. At that time, it was managed by Ernest E. Monrad (Company Chairman) and William A. Oates, Jr. (Company President), both of whom were also Trustees. During his thirty-five-year career at the Company, Minturn served at various times as its Chief Legal Officer, its Clerk, and one of its Vice Presidents. Approximately two years after first being hired, Minturn was also elected a Trustee of the Company. Minturn served as a Trustee until he resigned that position in 2005. He maintained his other positions in the Company until his retirement at the end of 2013. JA.144.

B. The 1989 Agreement For Current And Retirement Compensation.

In July 1989, the then-Trustees entered into a written agreement, the Memorandum of Agreement by and among Trustees ("1989 Agreement"), which provided for "current" compensation and "additional" compensation (i.e., retirement benefits) to be paid to persons who were serving, or had served, as a Trustee. JA.144. The 1989 Agreement superseded a similar agreement signed in 1983. JA.248. The amounts listed below reflect the "current" compensation required by the 1989 Agreement, as amended, in 2005 (at the time of the 2005 Amendment No. 3, neither Minturn nor William A. Oates, Jr. was a Trustee. Minturn was a Trustee up until June 2005 and Oates up until 1994). JA.180.

Annual "Current" Compensation

Ernest E. Monrad, Management Trustee $2,509,474.92

William A. Oates, Jr., President.................... $1,600,000.00

Bruce H. Monrad, Management Trustee....... $2,979,129.52

Robert B. Minturn, Vice President .... $ 250,000.00

George P. Beal, Independent Trustee .... $ 40,000.00

Charles R. Daugherty, Independent Trustee . $ 40,000.00

Peter J. Blampied, Independent Trustee .... $ 40,000.00

The 1989 Agreement also provided for retirement compensation for the current or former Management Trustees (which included Ernest Monrad, William A. Oates, Jr., Bruce Monrad, and Minturn). The retirement compensation was to be made in quarterly payments over a period of 10 years following the date of the individuals' respective retirements. The agreed-upon base annual retirement compensations required by the 1989 Agreement, as amended, are set forth below:

Annual Base Retirement Compensation

Ernest E. Monrad, Management Trustee $400,000.00

William A. Oates, Jr., President...................... $350,000.00

Bruce H. Monrad, Management Trustee.......... $600,000.00

Robert B. Minturn, Vice President $100,000.00

JA.172, 178. Obviously, though Minturn was a Management Trustee and corporate officer, his "current" compensation and retirement compensation were dramatically less that that paid to the other current or former Management Trustees.

Section 9 of the 1989 Agreement provided that the retirement payments would be increased if the amount of the Company's net assets increased. Pursuant to that Section, Minturn's retirement compensation would increase by $25,000 annually for each $100 million increase in the Company's net assets at the time of his retirement over and above their level on March 31, 1989. JA.146.

The 1989 Agreement has been amended four times. It was first amended in 1994 to provide for "current" compensation to Defendant-Appellant Bruce H. Monrad, who became a Trustee in 1993, and again in 1998 to provide him with a retirement benefit. JA.176. In 2005, the Defendants-Appellants, who were all Trustees at that time, amended the 1989 Agreement to increase the amounts of "current" compensation paid out to themselves and Minturn. [2] JA.180. In 2008, the Trustees amended the 1989 Agreement to address changes to the federal tax laws concerning deferred compensation. JA.182.

1. **Section 8 Provides For Limited Adjustments To Retirement Compensation Should The Company's Net Assets Decline.**

The Trustees pay the obligations created by the 1989 Agreement out of the management fees they receive from the Company. The amount of the management fees depends on the Company's total net assets. Each quarter, the Trustees

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[2] The Defendants-Appellants all became personally bound to the 1989 Agreement, as amended, no later than 2005 when they each executed Amendment No. 3 to the 1989 Agreement, dated July 1, 2005 JA.180.

collectively receive a management fee of one-eighth of 1% of the Company's net assets, which amounts to an annual fee of .5% of net assets. See Declaration of Trust, Art. V, § 9 (JA.166).

The 1989 Agreement includes an explicit and detailed provision by which the Independent Trustees can adjust the retirement compensation owed to the current and former Management Trustees in the event that the Company's net assets decline. Section 8 of the Agreement specifies that if the Company's net assets decreased by more than 40% from their March 31, 1989 levels after either Ernest Monrad or William A. Oates, Jr. was no longer a Trustee, the annual retirement payments could be reduced by "up to 40%." See 1989 Agreement, § 8 (JA.172-73). If the Company's net assets decreased by more than 50% after both Messrs. Monrad and Oates were no longer Trustees, the annual retirement payments may be reduced by "up to 50%." Id. In either of these two instances, the Independent Trustees have the discretion to adjust the retirement payments, but only within the "limits of the percentages" set forth in the first sentence of the Section. Id.

If there were a reduction in the Company's net assets as stated above, Section 8 expressly provides that the Independent Trustees may adjust the retirement payments if they determine that "such reduction is advisable and in the best interests of the shareholders of the [Trust], in order to ensure the availability [of] adequate current compensation for the Trustees." JA.173 Section 8 further provides that, in

8

the event that the retirement payments were reduced, "the number of years for which such additional compensation shall be paid shall be correspondingly increased, so that the same total dollar amount shall ultimately be paid." Id. In other words, the total of the retirement payments would remain the same, but the annual payments would be reduced, and the payment period lengthened.

2. Section 11 Is A Precatory Statement That The Obligations In The 1989 Agreement Are Intended To Be Linked To Any Third-Party Successors Who Receive Management Fees.

In Section 11 of the 1989 Agreement the Trustees expressed their intention that individuals or entities that in the future receive management fees from the Company should also become responsible for the obligations created by the 1989 Agreement. Specifically, the Trustees "contemplated and intended" that, "despite any change of form or manner of management or operation of the Trust," the 1989 Agreement and its provisions, including those regarding the entitlement to retirement benefits, "shall survive and continue and be made binding" on any person or entity "becoming entitled to trustee, advisory and/or management fees from the Trust" in whatever form those fees are paid. JA.174-75. The intention – that later unrelated recipients of "trustee, advisory and/or management fees" would become bound to the 1989 Agreement – was "[s]ubject always to the best interests of the shareholders." Id. The Section is precatory in anticipation of a change that has not occurred and is stated as an intention because the Trustees have no direct, explicit means of forcing others who are non-parties to the 1989 Agreement to accept the

Trustees' contractual obligations.

C. In 2008, The Trustees Agreed That Minturn's Retirement Benefits Were "Earned And Vested" As Of 2004 And That They Had No Discretionary Ability To Delay Or Deny Those Benefits.

In 2008, the Trustees executed a "Supplement" to the 1989 Agreement.

JA.182-83. The Supplement addressed changes to the federal taxation of deferred

compensation benefits required by the American Jobs Creation Act of 2004 ("Act"),

Pub. Law No. 108-357. Prior to the Act, an employee did not pay income tax on

deferred compensation until the compensation was actually received. Under the Act,

new Section 409A provided that "all amounts" deferred under a non-qualified

deferred compensation plan for "all taxable years" are "currently includible in gross

income to the extent not subject to a substantial risk of forfeiture and not previously

included in gross income, unless certain requirements are met." IRS Notice 2005-1

("Guidance Under § 409A Of the Internal Revenue Code"), Dec. 20, 2004, 2004 WL

2930998.

Deferred compensation under an existing agreement would not be subject to

Section 409A if it was deferred before January 1, 2005, the Act's effective date. As

part of its guidance, the IRS indicated that an amount would be considered to be

"deferred before January 1, 2005" where "(i) the [employee] has a legally binding

right to be paid the amount and (ii) the right to the amount is earned and vested."

IRS Notice 2005-1, A-16, at 22-23. Amounts to which an employee "does not have a legally binding right before January 1, 2005 (for example because the [employer] retains discretion to reduce the amount), will not be considered deferred before January 1, 2005." Id.

In the Supplement, the Trustees sought to exclude from Section 409A the pre-January 1, 2005 retirement benefits, which included the annual base retirement payment together with any Section 9 increases as of December 31, 2004. The Trustees declared that these benefits were "vested and earned" and "not subject to Internal Revenue Code Section 409A." JA.182. Under the IRS's guidance, this meant that the Trustees agreed that they had no discretionary ability to delay or deny payment to Minturn and the other retired Trustees when the payments became due.

D.   Trustees Stopped Paying Retirement Benefits To Minturn.

Minturn retired on December 31, 2013. JA.147. Because of the increase at that time in the Company's net assets over and above the levels on July 1, 1989, and in accordance with Section 9 of the 1989 Agreement, Minturn is entitled to receive compensation of $175,000 annually to be paid out in quarterly payments of $43,750 over a ten-year period, for total post-services payments of $1,750,000. Id.

In April 2014, the Trustees began paying Minturn in accordance with the 1989 Agreement. He received the contractually-required quarterly payments of $43,750 between April 2014 through January 2018. JA.147-48.

11

At the February 2018 Board of Trustee meeting, the Trustees purportedly determined that their management fees were not sufficient. They voted to reduce Minturn's retirement payments.   On April 2, 2018, the Trustees paid Minturn $10,000 instead of the required payment of $43,750. After April 2018, the Trustees made four more $10,000 quarterly payments to Minturn for a total payment of $750,000 in retirement benefits. The Trustees have made no payments to Minturn after April 1, 2019. JA.147-48.

SUMMARY OF ARGUMENT

Section 11 is a Precatory Provision. The plain language of Section 11 expresses the signatories' intention that the obligations established by the 1989 Agreement "survive" and "continue" and "be made binding" on future management fee recipients who are non-parties to the Agreement. The terms "contemplated" and "intended" are precatory terms and do not create any enforceable contractual promises. The Section is necessarily precatory because the signatories have no ability to bind non-parties to the obligations created by the Agreement. [Pages 17-21]

The "Subject To" Clause Qualifies The Signatories' Intention. The common rules of grammar and the canons of construction employed by courts dictate that Section 11's introductory "subject to" clause qualifies the signatories' intention that future non-parties become bound to the 1989 Agreement. The "subject to" clause does not change the binding nature of the Agreement's obligations on the Trustees or make the entire Agreement discretionary. [Pages 21-23].

Trustees' Construction of Section 11 is Unreasonable. The Trustees' contention that Section 11 is not precatory (i) because it does not include the words "wish," "request," or "desire," and (ii) because all contractual provisions must be binding, misstates Massachusetts law. Their further contention that the District Court read the introductory "subject to" clause to modify a portion of the "shall

13

survive and continue and be made binding" phrase blatantly misrepresents the District Court's Order. The Trustees' proposed construction of Section 11 is not supported by any grammatical analysis, contravenes common rules of grammar, is illogical, and disregards canons of construction regularly employed by courts. [Pages 23-33].

Trustees' Proposed Construction Conflicts with Section 8. The signatories to the 1989 Agreement anticipated that there might be a decline in the Company's assets and the Trustees' management fee. They included an explicit and detailed provision, Section 8, which provided for an adjustment of some retirement payments in that event. The Trustees' proposed construction of Section 11 which makes all of the contractual obligations discretionary conflicts with the specific limits established by Section 8. This irreconcilable conflict exists whether or not Section 8 applies specifically to Minturn. [Pages 33-39].

Minturn's Benefits were "Earned and Vested." The Trustees' argument that they have the discretion to eliminate Minturn's retirement benefits runs counter to their express agreement and assurances in the 2008 Supplement that such benefits were "earned and vested" as of December 31, 2004 and that the Trustees had no discretion to reduce or eliminate them. The Trustees are now contractually and equitably estopped from asserting that they have the discretion to eliminate Minturn's retirement benefits. [Pages 39-41].

The Trustees' Fiduciary Duty is Irrelevant. The business judgment rule protects business judgments made by a corporation's officers or directors when they are acting for the corporation. The rule has no application to a claim that the Trustees breached a contract. Moreover, since the management fee is a fixed percentage of the Company's net assets, paying or not paying Minturn's retirement benefits has no financial impact on the Company or its shareholders. Because the shareholders have no legal right or interest in how the Trustees allocate their fee, the Trustees' fiduciary duty can provide no justification for their breach. [Pages 41-43].

The Extrinsic Evidence does not Support the Trustees' Contentions. Nowhere in the extrinsic evidence provided to the District Court was there a suggestion that the obligations created by the 1989 Agreement would be discretionary. Instead, the evidence is entirely consistent with the construction of Section 11 proposed by Minturn and embraced by the District Court. [Pages 43-46].

15

ARGUMENT

I. STANDARD OF REVIEW.

The Court reviews the district court's grant of summary judgment under the familiar *de novo* standard. Katz v. Belveron Real Estate Partners, LLC, 28 F.4th 300, 307 (1st Cir. 2022). As this appeal concerns the interpretation of a contract, and the Trustees have not based any of their arguments on extrinsic evidence, the issue is a question of law to be decided by the Court. Fenoglio v. Augat, Inc., 254 F.3d 368, 370 (1st Cir. 2001) (unless there are material disputes as to extrinsic facts bearing on the interpretation of a contract, contracts are construed by a court as a matter of law); McAdams v. Massachusetts Mut. Life Ins. Co., 391 F.3d 287, 298 (1st Cir. 2004) ("[E]ven in 'close cases'; the jury does not become involved when words and context alone are used, but only when extrinsic evidence is at issue"). While the Trustees would be entitled to have the Court construe inferences of fact in their favor, there is no similar entitlement to favorable inferences on matters of contractual interpretation. Where, as in this case, there are no material facts in dispute or conflicting factual inferences drawn from extrinsic evidence, the issue of contract interpretation is a question of law to be decided by the Court. EventMonitor, Inc. v. Leness, 473 Mass. 540, 549, 44 N.E.3d 848, 856 (2016).

II.   SECTION 11 IS A PRECATORY EXPRESSION OF THE TRUSTEES' INTENTION THAT POTENTIAL THIRD PERSONS MANAGING THE COMPANY IN THE FUTURE WOULD CONTINUE TO PAY THEIR RETIREMENT BENEFITS FROM THE MANAGEMENT FEE.

An analysis of Section 11 begins with the "plain meaning" of its terms. See Lieber v. President & Fellows of Harvard Coll., 488 Mass. 816, 823, 179 N.E.3d 19, 26 (2022) ("When the words of a contract are clear, they control, and we must construe them according to their plain meaning, in the context of the contract as a whole"); Easthampton Congregational Church v. Church Mut. Ins. Co., 916 F.3d 86, 93 (1st Cir. 2019) ("contract terms should be construed in their plain and ordinary meaning"). An interpretation leading to an absurd result is to be avoided. Teregram Corp. v. Marketwatch.com, Inc., 444 F.3d 1, 9 (1st Cir. 2006) ("[C]ommon sense is as much a part of contract interpretation as is the dictionary or the arsenal of canons"). Instead, contractual language should be construed to "give it reasonable meaning wherever possible." Shea v. Bay State Gas Co., 383 Mass. 218, 224-25, 418 N.E.2d 597, 601 (1981).

The "plain meaning" of Section 11 is straightforward. Provided that it was in the "best interests" of the Company's shareholders, the Trustees who signed the 1989 Agreement "contemplated" and "intended" that the Agreement and its various provisions would "survive and continue and be made binding" on any "individuals

17

or entities" who became entitled to "trustee, advisory and/or management fees" in any form.

Although at 105 words, Section 11 may seem daunting at first, its grammatical structure is readily apparent to anyone who passed eighth-grade English. The subject of the sentence is the phrase "Trustees of Northeast Investors Trust."[3] The words "is contemplated and intended" serve as the sentence's verbs, those words in the sentence that describe what the subject is doing. The introductory "subject to" clause is an adverbial clause[4] modifying the verbs "is contemplated and intended." See discussion *infra* pp. 21-23. The final group of 78 words, which follows the word "that," is a dependent noun clause and the sentence's direct object. As the direct object, this noun clause describes what it is that the signatories contemplated and intended. As properly construed, Section 11 does not provide the Trustees with any grounds to terminate Minturn's promised retirement benefits.

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[3] The word "it" is not the subject of the sentence. Here, "it" functions as an expletive standing in for the subject, the "Trustees of Northeast Investors Trust," which are the persons performing the action of contemplating and intending. See THE CHICAGO MANUAL OF STYLE § 5.240, p. 302 (17th ed. 2017) ("an expletive *it* adds no meaning and takes the subject's or object's place when the subject or object shifts to the predicate: *It is not known what happened* can be restated as *What happened is not known*").

[4] The introductory "subject to" clause is a *protasis,* an adverbial clause that establishes a condition. THE CHICAGO MANUAL OF STYLE § 5.228, p. 296 (17th ed. 2017).

A.   The Terms "Contemplated" And "Intended" Are Precatory Words That Do Not Create An Enforceable Promise.

Section 11 is a precatory, i.e., advisory, provision. The terms "contemplated" and "intended" express the Trustees' outlook and expectation that their retirement compensation would continue to be paid by any third party that was managing the Company in the future out of their management fees. The terms are expressions of desire and anticipation rather than enforceable contractual promises. See, e.g., Read v. Fox, 119 App. Div. 366, 367, 104 N.Y.S. 251, 253 (1907) ("The word 'contemplates' indicates rather an expectation or intention, than a promise or undertaking"); Wm. J. Van Aken Org. v. Zack, 67 N.E.2d 728, 730 (Ohio Ct. App. 1944) ("Now, to contemplate, means to expect or intend and not to promise"); Parson v. Wolfe, 676 S.W.2d 689, 692 (Tex. App. 1984) (contractual term "contemplated" was equivalent to "anticipated"); In re Milton's Estate, 48 Wash.2d 389, 393, 294 P.2d 412, 415 (1956) ("'Contemplated' is a precatory word, a word of desire or expectation and not of command"); Nemours & Co. v. ClaiborneReno Co., 64 F.2d 224, 227 (8th Cir. 1933) ("mere expression of an intention or desire is not a promise"); Dragon Head LLC v. Elkman, 118 A.D.3d 424, 425, 987 N.Y.S.2d 60, 61 (2014) (phrases such as "it is the intention of [the parties]" and "the goal is" to effect certain acts are precatory); Carolina Cable & Connector v. R&E Electronics, Inc., 473 S.E.2d 376, 377-78 (N.C. App. 1996) ("'[O]ne of the elements of a valid contract is a promise, which has been defined as an assurance that a thing will or will not be done. However, the mere expression of an intention or desire is not a promise"); RESTATEMENT (SECOND) OF CONTRACTS, § 2 (1981), Comment C ("A promise must be distinguished from a statement of intention"); 17 Am. Jur. 2d CONTRACTS § 31 at 368 ("a mere expression of intention ... does not amount to an offer"); 17 C.J.S. Contracts § 1(1)b at 540-41 ("the mere expression of an intention or desire is not a 'promise'"). See also Merriam-Webster's Dictionary Online, https://www.merriam-webster.com/dictionary/contemplate (last visited October 17, 2022) (second definition) ("contemplate" means to "consider" or to "view as likely or probably or as an end"); Merriam-Webster's Dictionary Online, https://www.merriam-webster.com/dictionary/intend (last visited October 17, 2022) (first definition) ("intend" means "to have in mind as a purpose or goal").

B. Section 11 Is Necessarily Precatory Because The Trustees Cannot Force Unrelated Non-Parties To Be Bound To The 1989 Agreement.

Courts have occasionally held that precatory words like "contemplate" and "intended" can be construed in a non-precatory manner where other terms of the contract clearly indicate such an intent. E.g., Frederick v. Frederick, 355 Mass. 662, 664, 247 N.E.2d 361, 363 (1969) ("Words of a precatory nature similar to 'wish,' such as 'request' and 'desire,' have been interpreted as commands in some wills and merely recommendations in others"). In those cases, the promisor both controls the subject matter and has the power to carry out his or her intention or desire. Here, neither the original signatories of the 1989 Agreement nor the current Trustees have

20

the power to compel successor trustees, advisors, management companies, or any other individuals or entities who become entitled to the Company's management fees to honor the obligations of the 1989 Agreement. Those third parties would still need to agree to become bound to the Agreement, as the Defendants-Appellants have bound themselves. Since the Trustees cannot compel non-parties to bind themselves to the Agreement and must rely on the non-parties' future voluntary acceptance of the Agreement, Section 11 is necessarily precatory. It must be precatory with respect to unrelated successor trustees and other third persons because the signatories to the 1989 Agreement have no power to compel those persons to make the payments.

C.   The Trustees' Intention That Future Fee Recipients Become Bound To The Agreement Is "Subject To" The Best Interests Of The Shareholders.

Not only is Section 11 precatory, but the Trustees' intention that future unrelated recipients of the Company's management fees become bound to the Agreement is conditional. Section 11's introductory clause, "[s]ubject always to the best interests of the shareholders," makes the Trustees' intention that the Agreement be made binding on other recipients of the management fees dependent on whether doing so would be in the "best interests of the shareholders." Reading the introductory clause to modify the signatories' intention, rather than any other part of Section 11, conforms to the ordinary rules of grammar and is a commonsense interpretation. DeWolfe v. Hingham Ctr., Ltd., 464 Mass. 795, 803-04, 985 N.E.2d

1187, 1194-95 (2013) ("In construing this clause, we turn to familiar rules, including the standard rules of grammar"); Fazaga v. Fed. Bur. of Investigation, 965 F.3d 1015, 1083 (9th Cir. 2020), cert. granted, 141 S. Ct. 2720 (2021) ("A prepositional phrase with an adverbial or adjectival function should be as close as possible to the word it modifies to avoid awkwardness, ambiguity, or unintended meanings"), quoting THE CHICAGO MANUAL OF STYLE, § 5.167 (15th ed. 2003). See also Cynosure, Inc. v. St. Paul Fire & Marine Ins. Co., 645 F.3d 1, 4-5 (1st Cir. 2011) ("While not every commercial contract term may intend to respect this convention of looking to the most direct antecedent as the subject of a modifier, the more complex a sentence is, the more likely it is that the most direct antecedent is the one that commercial contracting parties understood"); Bakery & Confectionary Union & Indus. Int'l Pension Fund v. Ralph's Grocery Co., 118 F.3d 1018, 1026 (4th Cir. 1997) ("[g]rammatical construction of contracts generally requires that a qualifying phrase be construed as referring to its nearest antecedent"); Resolution Tr. Corp. v. M&L Investments, 984 F.2d 190, 194 (7th Cir. 1993) (under ordinary rules of grammar, a "modifying word or phrase generally refers to the word or phrase in closest proximity to it in a sentence"); United States v. Evans, 958 F.3d 1102, 1108 (11th Cir. 2020) ("it is commonly understood that '[m]odifiers should come, if possible, next to the words they modify'"), quoting William Strunk, Jr. & E.B. White, The Elements of Style, 30 (50th Anniversary ed. 2009); Grecian Magnesite

22

<u>Mining, Indus. & Shipping Co. v. Comm'r of Internal Revenue Service</u>, 926 F.3d 819, 824 (D.C. Cir. 2019) ("ordinarily, and within reason, modifiers and qualifying phrases attach to the terms that are nearest"); Antonin Scalia & Bryan Garner, READING LAW: THE INTERPRETATION OF LEGAL TEXTS 152 (2012) (nearest-reasonable-referent canon provides that "a prepositive or postpositive modifier normally applies only to the nearest reasonable referent").

In its Memorandum and Order, the District Court agreed that the "subject to" clause "relates only to that section [Section 11] which concerns binding future management fee recipients to the terms of the Agreement." <u>See</u> Order at p. 8, JA.362. The District Court concluded that the introductory clause "modifies the signatories' intent" that the Agreement survive and continue and be made binding upon future recipients of the management fee. <u>Id.</u>

III. THE TRUSTEES' PROPOSED CONSTRUCTION OF SECTION 11 IS UNREASONABLE.

In their Principal Brief, the Trustees contend that Section 11 of the 1989 Agreement cannot be construed as a non-binding, precatory provision. <u>See</u> APB at pp. 21-22. In support of their argument, the Trustees initially argue that the District Court did not read Section 11 as a precatory provision. <u>See</u> APB at p. 15, n.6 ("The district court did not adopt this interpretation [of Section 11 as a precatory provision], and for good reason"). Paradoxically, the Trustees reverse themselves later in their Brief and assert that "the district court incorrectly characterized Section

23

11 as precatory." See APB at p. 21. Inconsistent arguments rarely succeed.

The Trustees also contend that Section 11 is properly read, not as a precatory provision, but as authority for the Trustees to alter or discontinue all of the preceding provisions of the Agreement, including Minturn's retirement compensation. Under the Trustees' proposed construction, Section 11 provides that the survival, continuation, and binding nature of the retirement payment obligations is "[s]ubject always to the best interests of the shareholders." In support of their argument, and despite the actual language of the District Court's Order, the Trustees assert that the District Court applied the "subject to" clause as they propose, but that the Court erred by applying the clause only to the binding nature of the payment obligations and not also to the survival and continuation of the Agreement. See APB at p. 12.

The implausible premise of the Trustees' argument is that the Company's Chairman (Ernest E. Monrad) and its President (William A. Oates, Jr.) structured a multi-million-dollar retirement package for themselves with a provision (Section 8) strictly limiting the Trustees' ability to reduce their retirement benefits, but also included another provision (Section 11) that gave the Trustees absolute discretion to reduce the retirement benefits or to eliminate them entirely.

Not surprisingly, the Trustees' proposed interpretation of Section 11 does not withstand scrutiny and must be rejected by the Court. First, the District Court correctly construed Section 11 as a precatory provision. Since it is precatory only,

24

and only intended for a situation that has not arisen, Section 11 cannot provide the Trustees with any authority to terminate Minturn's contractual right to retirement payments. Second, the Trustees' proposed construction of Section 11 violates the usual and common rules of grammar, conflicts with other provisions of the 1989 Agreement, is not supported by any textual analysis, leads to an illogical result, is based on a fabricated version of the District Court's decision, and contradicts the Trustees' prior assertion that Minturn's retirement benefits were "earned and vested." For these reasons, the District Court rejected the Trustees' proposed construction, noting:

> Defendants' efforts to avoid that conclusion [that Section 11 is precatory] are **strained** and, indeed, **unreasonable**. Glossing over the plain language of the Agreement, defendants propose to abrogate its provisions by subjecting all of them to "the best interests of the shareholders", as that term is interpreted by the Trustees. Not only is that interpretation **irrational** given the plain language and structure of Section 11, but it would also negate the purpose of the contract. The preceding ten sections of the Agreement describe both the labor and retirement compensation terms with respect to Minturn and other trustees. If the Agreement were read as proposed by defendants, it would allow the Trustees effectively to invalidate the substance of the entire Agreement under certain, highly subjective conditions. Such an interpretation is **untenable** and, consequently, Section 11 does not abrogate Minturn's claim.

See Order at p. 9 (JA.363) (emphasis added). As explained below, this Court should reach the same conclusion.

A. The Trustees' Contention That Section 11 Is Not A Precatory Provision Is Unreasonable.

The Trustees offer the following two arguments[5] in support of their assertion that Section 11 is not precatory. First, the Trustees assert that Section 11 cannot be precatory because it uses terms other than "wish," "request," and "desire." See APB at p. 21. Second, the Trustees assert that Section 11 cannot be precatory because precatory provisions are advisory only so that a conclusion that Section 11 (or any contractual provision) is precatory would violate the requirement that courts must give effect to all words in an agreement. See APB at pp. 21-22. The Court should reject each of these arguments for the reasons discussed below and conclude, as the District Court did, that Section 11 is precatory.

1. There Is No Requirement That A Contractual Provision Is Precatory Only If It Includes The Words "Wish," "Request," Or "Desire."

The Trustees' contention that a contractual provision can be precatory only by using one of three specific words, "wish," "request," or "desire," is unreasonable. There is no such requirement. In Trustees of First Methodist Church of Holyoke v. Att'y Gen., 359 Mass. 658, 270 N.E.2d 905 (1971), the Supreme Judicial Court lists these words as examples of words of a "precatory nature." Plainly, there are more

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[5] The Defendants-Appellants raised neither of these two arguments before the District Court, which is a sufficient reason for the Court to reject them. E.g., Johnson v. Johnson, 23 F.4th 136, 143-44 (2022) (arguments not presented to the district court cannot be raised on appeal).

than a few ways to express a non-binding desire or expectation without using the words "wish," "request," or "desire." See, e.g., Phelps v. Matoon, 310 Mass. 97, 100, 37 N.E.2d 127, 129 (1941) (term "hope" in testator's will was precatory). Any wording that conveys a promisor's desire or expectation for some action or result, but in a non-binding way, is precatory. BLACK'S LAW DICTIONARY 1176 (6th ed. 1990) (defining "precatory" as "[h]aving the nature of prayer, request, or entreaty; conveying or embodying a recommendation or advice or the expression of a wish, but not a positive command or direction"). Finally, the Trustees' argument that a provision using the words "contemplated" and "intended" cannot be precatory must be rejected because numerous courts have construed provisions using those words as precatory. See, supra, at p. 19.

2. The Trustees' Argument That Contract Provisions Cannot Ever Be Construed As Precatory Is Unreasonable.

The Trustees' second argument is that Section 11 cannot be precatory because such provisions are non-binding and without legal effect and, according to the Trustees, every contractual provision is required to have some binding legal effect. See APB at p. 22. This argument is refuted simply by noting that there is no such requirement. It is common for contracts to include precatory text and provisions and there are thousands of reported judicial decisions dealing with such. There are many reasons why a promisor might choose to include a precatory provision in a contract even though it has no binding effect. The promisor might want to allow for some

27

leeway in performance or, as in this case, she may not have had the ability to make the provision binding. Whatever the promisor's reason for including a precatory provision, the fact that a contractual provision is precatory is not grounds to find that it is not.

B. **Instead Of Undertaking Any Grammatical Analysis To Support Their Proposed Application Of The "Subject To" Clause, The Trustees Have Instead Reimagined The District Court's Decision To Align With Their Proposed Application.**

The Trustees contend that they have the discretionary right to reduce or terminate Minturn's retirement payments. They argue that Section 11's introductory "subject to" clause does not modify the signatories' intent but should be read to modify all of the "obligations" (i.e., verbs) in the phrase, "shall survive and continue and be made binding upon [future recipients of the management fee]." See APB at p. 12.

As noted above at pages 21-23, the standard rules of grammar and the recognized canons of construction do not support the Trustees' proposed interpretation. Those rules and cannons dictate that Section 11's introductory "subject to" clause modify the words that follow it, i.e., "it is contemplated and intended." The Trustees have not provided any contrary grammatical analysis to support their assertion that the "subject to" clause modifies the words "shall survive and continue and be made binding." The Trustees eschew any analysis at all. Instead, they claim, incorrectly, that the construction proposed by Minturn was

28

rejected by the District Court, see APB at p. 15 n.6 ("the district court did not adopt this interpretation"), and that the District Court read the "subject to" clause, as the Trustees do, to apply to "shall survive and continue and be made binding upon [future recipients of the management fee]," but erred by applying it only to the words "be made binding upon," and not to the words "survive" and "continue." See APB at p. 12.

The Trustees' account of the District Court's Decision is a complete fabrication. The District Court did adopt Minturn's proposed construction of Section 11. See Order at 8 ("Minturn has the better of the argument") (JA.362). The District Court expressly stated that the introductory "subject to" clause "modifies the signatories' *intent*." Id. It did not, as the Trustees contend, apply the "subject to" clause to the words "shall survive and continue and be made binding upon [future recipients of the management fees]" that appear much later in Section 11.

The Trustees plainly know this. Later in their Principal Brief, the Trustees themselves quote from the District Court's Order to point out that the "district court's analysis was that 'it is apparent that the introductory clause modifies the signatories' *intent.*'" See APB at p. 21 (emphasis added). But having the "subject to" clause modify the signatories' intent, as the District Court held, precludes the Trustees' argument that it is the Agreement itself that is "subject to" the shareholders' best interests. To avoid this result, the Trustees simply have made up

29

their own version of the District Court's Order. In that version, the District Court

erred by applying the "subject to" clause only to "be made binding upon successor

trustees" and not to the entire phrase, i.e., "survive and continue and be made binding

upon successor trustees."

This is, of course, a classic "straw man" argument. The District Court plainly

did not apply the "subject to" clause to anything other than the signatories' intent.

Nevertheless, the Trustees devote considerable space in their Brief to demolishing

this fictional error. This Court need not do so. Cf. Cioffi v. Gilbert Enterprises, Inc.,

769 F.3d 90, 94 (1st Cir. 2014) ("Where, as here, a party chooses to cast its lot with

an argument that goes nowhere, it is not the proper function of a reviewing court,

through some thaumaturgical feat of prestidigitation, to transmogrify that argument

into one that the party might more rewardingly have made").

C.   The Trustees' Proposed Interpretation Of The Phrase "Survive And Continue And Be Made Binding Upon" Is Unreasonable.

The Trustees contend that construing Section 11 in the nature of a survival

clause, albeit aspirational, does not "give effect" to the words "survive" and

"continue" in the phrase "shall survive and continue and be made binding upon

[future recipients of the management fee]." See APB at pp. 13-15. In point of fact,

the parties do not differ significantly on the meaning of the words "survive" and

"continue." "Survive" means to remain alive and to continue to exist and "continue"

means to keep going or to remain in existence.

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The difference between the parties is that Minturn construes "survive" and "continue" and "be made binding" as integrated parts of a single verbal phrase. Under the contract interpretation canon of *noscitur a sociis*, the grouping of these verbs indicates that they are to be given a related meaning. E.g., People for the Ethical Treatment of Animals, Inc. v. Dep't of Agric. Resources, 477 Mass. 280, 286-87, 76 N.E.3d 227, 234 (2017) (*noscitur a sociis* means that "ordinarily the coupling of words denotes an intention that they should be understood in the same general sense"); Starr v. Fordham, 420 Mass. 178, 648 N.E.2d 1261, 1269 (1995) (contract cannot be understood merely by "isolating words and interpreting them as though they stood alone"), quoting Boston Elevated Ry. v. Metro. Transit Auth., 323 Mass. 562, 83 N.E.2d 445, 451 (1949); Antonin Scalia & Bryan A. Garner, READING LAW: THE INTERPRETATION OF LEGAL TEXTS 195 (2012) ("When several nouns or verbs or adjectives or adverbs – any words – are associated in a context suggesting that the words have something in common, they should be assigned a permissible meaning that makes them similar"). Minturn and the District Court both read this portion of Section 11 to mean that the Agreement's obligations would outlast the signatories' association with the Company and remain in existence ("survive") and extend without interruption ("continue") and be honored by ("be made binding") future unrelated recipients of the management fees.

The Trustees contend that "survive" and "continue" should be construed dissimilarly from "be made binding." They read "survive" and "continue" as intransitive verbs and then apply (incorrectly) the introductory "subject to" clause to them. Under this interpretation, whether the Agreement survives and continues to exist at any point in time is "subject always to the best interests of the shareholders." In other words, all of the obligations in the Agreement, including the retirement payments to Minturn or to any of the retired Trustees, are entirely discretionary and not binding.

The Trustees' proposed construction of Section 11 is illogical. It would mean that the Agreement's obligations are *discretionary* – but also that they are to "be made *binding*" on future recipients of the management fees. A binding discretionary agreement is an oxymoron. Where a promisor has the option of discontinuing payments set forth in a contract, the promise of such payments is illusory and cannot be the basis for a binding contract. E.g., Homeowner's Rehab, Inc. v. Related Corp. V SLP, L.P., 479 Mass. 741, 751, 99 N.E.3d 744, 754 (2018) (contract should be interpreted in a manner that avoids absurd results and "give[s] it effect as a rational business instrument") (citations omitted); Arch Ins. Co. v. Graphic Builders LLC, 36 F.4th 12, 17 (1st Cir. 2022) (same).

Having concluded that the Trustees' proposed construction was "unacceptable," the District Court did not need to reach Minturn's additional

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arguments. See Order at 10 (JA.364). Likewise, this Court should find that the Trustees' proposed construction is unreasonable, and no further inquiry is needed.

D. The Trustees' Proposed Construction Of Section 11 Would Conflict With Section 8, Which Explicitly Restricts The Right Of The Trustees To Reduce Payments Should The Company's Net Assets Decline.

The Trustees' proposed construction of Section 11 must be rejected because it would violate the "cardinal rule" of contract interpretation that a contract should be read to "give effect to all its provisions and to render them consistent with each other." PowerShare, Inc. v. Syntel, Inc., 597 F.3d 10, 17 (1st Cir. 2010), quoting Mastrobuono v. Shearson Lehman Hutton, Inc., 514 U.S. 52, 64 (1995); Gomez v. Rivera Rodriguez, 344 F.3d 103, 121 (1st Cir. 2003) ("Every term should be given effect, and, thus, separate clauses should be reconciled whenever possible"); Commerce Ins. Co. v. Blackburn, 81 Mass. App. Ct. 519, 523, 964 N.E.2d 1005, 1009 (2012) ("canon of contract construction [is] that terms are to be read in a harmonious way").

The Trustees assert that it would make "perfect sense" for the 1989 Agreement to include a provision allowing the Trustees to make changes to trustee compensation when needed to protect shareholders' interests. In fact, the 1989 Agreement *already* includes such a provision. As described above at pages 7-9, Section 8 provides a specific mathematical formula to be used to temporarily reduce the trustees' retirement payments where (1) the net assets of the Company have declined from specified parameters and (2) the Independent Trustees have concluded that such a reduction together with the extension of the payment period is "in the best interests of the shareholders of the Trust, in order to ensure the availability adequate current compensation for the Trustees." See Agreement, § 8. Importantly, under Section 8 the retirement payments can only be reduced by no more than 50% and the payment term must then be extended so that the same total dollar amount is ultimately paid to the retired trustee.

Under the Trustees' construction of Section 11, under which all of the obligations of the 1989 Agreement become completely discretionary, the limits placed on the Trustees' discretion in Section 8 are meaningless. Indeed, as construed by the Trustees, Section 11 would allow a reduction or elimination of Minturn's retirement payments even if the Company's net assets have increased – which would also directly contradict the provisions of Section 9.

Minturn's interpretation Section 11 gives effect to Section 8 and the other provisions of the 1989 Agreement and is to "be preferred to one which leaves a part useless or inexplicable." House of Clean, Inc. v. St. Paul Fire & Marine Ins. Co., 775 F. Supp. 2d 302, 309 (D. Mass. 2011) (Gorton, J.) (citations omitted). See also James B. Nutter & Co. v. Est. of Murphy, 478 Mass. 664, 669, 88 N.E.3d 1133 (2018) (court "construe[s] a contract as a whole, so as to give reasonable effect to

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each of its provisions") (internal quotation omitted); Starr, 420 Mass. at 192, 648 N.E.2d at 1270 ("[A]n interpretation [of a contract] which gives a reasonable ... meaning to all the terms is preferred to an interpretation which leaves a part unreasonable"), quoting RESTATEMENT (SECOND) OF CONTRACTS § 203(a) (1981); Computer Sys. of America, Inc. v. Western Reserve Life Assur. Co., 19 Mass. App. Ct. 430, 437, 475 N.E.2d 745, 751 (1985) ("every word and phrase of a contract should, if possible, be given meaning, and none should be treated as surplusage if any other construction is rationally possible").

1. **The Trustees' Recent Contention That Section 8 May Not Apply To Minturn Does Not Eliminate The Conflict.**

The Trustees concede that Section 8 applies to the retirement payments owed to Ernest Monrad or William A. Oates, Jr., who are expressly referenced in the first part of Section 8. The Trustees point out, however, that they have not invoked Section 8 as a basis for the reduction of Minturn's retirement payments and, therefore, they coyly suggest that they "do not seek a determination of Section 8's applicability *at this time*." See APB at p. 6 n.3 (emphasis added).

The Trustees' implied suggestion that their decision not to invoke Section 8 renders it irrelevant to the issues in this appeal is mistaken. First, if one accepts the Trustees' implied argument that Section 8 might only permit a structured reduction in payments to Monrad and Oates, the logical implication is that no reduction in Minturn's retirement benefits is permitted. Given the disparity in the amount of proposed base retirement compensations (e.g., Ernest Monrad at $400,000 per year, William A. Oates, Jr. at $350,000, and Minturn at only $100,000 per year) the logical inference is that the Trustees saw the large annual retirement benefits to Monrad and Oates as posing a potential problem that could require some adjustment should the Company's assets decline in value, but that Minturn's more modest retirement benefit did not. Having excluded Minturn from a provision that would have permitted his retirement payments to be stretched out over time, the Trustees can hardly ask this Court now to create a trapdoor for all retirement benefits via Section 11.

Moreover, if Section 8 applies only to Monrad and Oates and not to Minturn, even that construction of Section 8 would conflict with Section 11. As long as Section 8 limits the reduction of the retirement payments to any Trustee "in order to ensure the availability [of] adequate current compensation for the Trustees," it would conflict with the Trustees' proposed construction of Section 11. Since the Trustees concede that Section 8 plainly applies to at least two of the 1989 Management Trustees, the Court must reject the Trustees' proposed construction of Section 11 and find that it does not authorize the Trustees to reduce Minturn's retirement payments.

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E.   Where Section 8 Explicitly Specifies Precise Reductions To Be Made To Retirement Payments Where The Net Assets Decline, The General Provisions Of Section 11 Do Not Apply.

Another "cardinal principle" of contract interpretation under Massachusetts law is that a specific contract provision controls a conflicting general provision. Astra USA, Inc. v. Bildman, 455 Mass. 116, 141, 914 N.E.2d 36, 55 (2009) (citation omitted). See also Easthampton Congregational Church, 916 F.3d at 92 ("principle of Massachusetts law that '[m]ore specific contract terms ordinarily control over more general contract terms'"); Newharbor Partners, Inc. v. F.D. Rich Co., Inc., 961 F.2d 294, 299 (1st Cir. 1992) ("common principle of contract construction is that a specific term will control over a conflicting general term" and likewise "a unequivocal term will control over a conflicting ambiguous term"); RESTATEMENT (SECOND) OF CONTRACTS § 203(c) (1981) ("specific terms and exact terms are given greater weight than general language").

As discussed above, the Trustees' contention that both Sections authorize the Trustees to reduce Minturn's retirement benefits in the "best interests" of the Company's shareholders when the net assets decline leads to an unnecessary conflict. Section 8 and Section 11 can be construed harmoniously only where Section 11 is properly understood as a precatory expression of the Trustees' intention to make the obligations of the Agreement binding on future management fee recipients. However, if the Court adopts the Trustees' proposed construction, the

Court must also conclude that the specific terms of Section 8 prevail over Section 11's general provisions. In that case, the Trustees' severe reduction and subsequent termination of Minturn's retirement payments remains a breach of the 1989 Agreement and the District Court's judgment should be affirmed.

Where Section 8 specifies what reductions in retirement payments are to be made to address a decline in the Company's net assets "in order to ensure the availability [of] adequate current compensation for the Trustees," that contractual limitation necessarily precludes any reduction other than those specified. See Laurin v. Providence Hosp., 150 F.3d 52, 60 (1st Cir. 1998) ("[T]he doctrine of *expressio unius est exclusio alterius* instructs that when certain matters are mentioned in a contract, other similar matters not mentioned were intended to be excluded"); Chatham Pharm., Inc. v. Angier Chem. Co., 347 Mass. 208, 211, 196 N.E.2d 852, 854-55 (1964) (same). To conclude otherwise would have the provisions of Section 11 swallow up the limitations in Section 8 and render them meaningless. It is implausible that the drafters of the 1989 Agreement would agree on a precise formula detailing how any reductions in a trustee's retirement payment would to be calculated but include a separate provision that permitted the Trustees to ignore that formula and make any reductions they chose. The Court cannot interpret the 1989 Agreement to allow the Trustees to make any reductions they choose to Minturn's

38

retirement payments Section 11 when the Agreement expressly provides in Section 8 what reductions are permitted.

F.   The Trustees' Proposed Construction, Under Which The Payment Of Minturn's Retirement Benefits Is Discretionary, Conflicts With Their Own, Prior Confirmation In The 2008 Supplement That Such Benefits Were "Earned And Vested."

There is a further reason to reject the Trustees' proposed construction of Section 11. The Trustees' assertion that they have complete discretion to eliminate Minturn's retirement payments cannot be squared with their statement in the 2008 Supplement that such benefits were "earned and vested" so as not to be subject to taxation under Section 409A of the Code.

The IRS advised that deferred compensation would not be subject to Section 409A only if the compensation had been deferred before January 1, 2005. An amount would be considered deferred before January 1, 2005 where the employee had a legally binding right to be paid the amount and the right to the amount was earned and vested. See IRS Notice 2005-1, A-16, at 22-23. In its guidance, the IRS stated that "a right to an amount is earned and vested only if the amount is not subject to either a substantial risk of forfeiture (as defined in 26 C.F.R. § 1.83-3(c)) or a requirement to perform further services." Id.

Under 26 C.F.R. § 1.83-3(c), a benefit was not vested if the employer retained the discretionary ability to delay or deny payment of the benefit. See, e.g., Priv. Ltr. Rul. 9036018, 1990 WL 700312 (Sept. 7, 1990) (where trustees has complete discretion to determine what amount, if any, an employee will receive from the trust, the employee's interest does not vest until the trustees exercise their discretion); Priv. Ltr. Rul. 8409067, 1983 WL 203431 (Nov. 30, 1983) (where trustee had complete discretion to pay benefit, the benefit did not vest until the discretion was exercised). The IRS's Section 409A guidance similarly noted that "amounts to which the [employee] does not have a legally binding right before January 1, 2005 (*for example because the [employer] retains discretion to reduce the amount*), will not be considered deferred before January 1, 2005." IRS Notice 2005-1, A-16, at 22-23 (emphasis added). See also 26 C.F.R. § 1.409A-6 ("Amounts to which the [employee] did not have a legally binding right before January 1, 2005 (for example, because the [employer] retained discretion to reduce the amount), will not be considered deferred before January 1, 2005").

Explicit in the Trustees' agreement with Minturn in the 2008 Supplement that his retirement benefits were "earned and vested" and not subject to Section 409A is an agreement that the Trustees do not have any discretion to deny those benefits. Having made such a contractual agreement, the Trustees are bound to it. Even if they were not precisely bound, having received the benefit of their "earned and vested" undertaking, the Trustees are now equitably estopped from asserting that they have discretion to eliminate Minturn's retirement payments. See, e.g., Nagle v. Acton-Boxborough Reg'l Sch. Dist., 576 F.3d 1, 3 (1st Cir. 2009) (doctrine of

40

equitable estoppel "seeks to prevent injustice when an individual detrimentally and predictably relies on the misrepresentation of another"); Harrington v. Fall River Hous. Authy., 27 Mass. App. Ct. 301, 307, 538 N.E.2d 24, 29 (1989) (under Massachusetts law, "principle of equitable estoppel functions 'to prevent one from benefiting from his own wrongdoing and to avoid injustice'"). Where the Trustees agreed and assured Minturn that they did not have any discretion to deny his retirement payments, their contrary construction of Section 11 must be rejected.

IV.   THE BUSINESS JUDGMENT RULE DOES NOT APPLY TO A CLAIM FOR BREACH OF CONTRACT.

The Trustees suggest that their decision to terminate Minturn's retirement payments, so they would have more money to pay themselves, is protected by the business judgment rule. Because the Trustees' argument to the District Court consisted of a single sentence in a footnote, see JA.195 n.9, the Court may reject it argument on the grounds that it was not adequately presented. United States v. Zannino, 895 F.2d 1, 17 (1st Cir. 1990) (reiterating "the settled appellate rule that issues adverted to in a perfunctory manner, unaccompanied by some effort at developed argumentation, are deemed waived"); McCoy v. Mass. Inst. of Tech., 950 F.2d 13, 22 (1st Cir. 1991) ("It is hornbook law that theories not raised squarely in the district court cannot be surfaced for the first time on appeal").

The Court may also reject the argument on the substantive grounds that the business judgment has no application to this action for breach of contract. The business judgment rule provides that a court is to defer to the business judgments made by a corporation's officers or directors when they are acting <u>for the corporation</u> in good faith and not in self-interest. <u>See</u>, <u>e.g.</u>, <u>Harhen v. Brown</u>, 431 Mass. 838, 845, 730 N.E.2d 859, 865 (2000) ("business judgment rule affords protection to the business decisions of directors"); <u>Starr</u>, 420 Mass. at 184, 648 N.E.2d at 1266 (business judgment rule does not apply to interested transactions or self-dealing). No such deference is due to the officer's or director's own breach of contract. The Trustees are obligated to pay Minturn the retirement benefits promised to him in the 1989 Agreement. They cannot choose to breach those obligations under the aegis of the business judgment rule.

V.   THE SHAREHOLDERS HAVE NO INTEREST IN HOW THE TRUSTEES ALLOCATE THE TRUSTEE FEES AMONG THEM-SELVES AND NO FIDUCIARY DUTY ATTACHES TO THAT ALLOCATION.

Finally, the Trustees' assertion that they may breach their obligation to pay retirement benefits owed to Minturn on the grounds that this is in the "best interests" of the Company's shareholders is misguided. The Trustees are obligated to provide management services in return for the management fee established by the Declaration of Trust. How the Trustees contractually have decided to allocate that fee among themselves between "current" compensation and retirement compensation is of no consequence to the shareholders. While the shareholders may have a generalized concern for the Trustees' financial well-being, they have no standing to approve or disapprove of the Trustees' allocation. The only parties who have a legal interest in the management fees are the Trustees themselves and they are under no legal, moral, or ethical duty to allocate their fees in the "best interests" of the shareholders. The fact that the Trustees may not be able to pay themselves the "current" compensation that they would like to receive is certainly not an "absurd consequence" that requires the Court to construe the 1989 Agreement to relieve them of such liability. See APB at p. 16, n.7. After paying the other Management Trustees millions and millions of dollars *annually* in "current" compensation, the Trustees have simply no foundation to call the payment of modest retirement compensation to Minturn "absurd."

VI. THE EXTRINSIC EVIDENCE CITED BY THE TRUSTEES DOES NOT SUPPORT THEIR PROPOSED CONSTRUCTION OF SECTION 11.

Under Massachusetts law, a court interprets the rights and obligations of contracting parties based on the contract itself and "independent of extrinsic evidence concerning the drafting history or the intention of the parties." Barclays Bank PLC v. Poynter, 710 F.3d 16, 21 (1st Cir. 2013). The court considers extrinsic evidence only where the contract is ambiguous, and then only to resolve the ambiguity. See, e.g., Russomano v. Novo Nordisk Inc., 960 F.3d 48, 54 (1st Cir. 2020) ("Where language is unambiguous, resort to extrinsic evidence is unnecessary"), citing EventMonitor, Inc., 473 Mass. 540, 549, 44 N.E.3d 848, 856

(2016) ("A reviewing court considers extrinsic evidence only when a term in a contract is ambiguous"). Finding no ambiguity in the terms of the 1989 Agreement, the District Court declined to examine the extrinsic evidence cited by the Trustees. While the Trustees have not provided any grounds for this Court to consider this extrinsic evidence and have included no discussion of it in their Principal Brief, a review of that evidence shows that it does not support their position.

The extrinsic evidence presented by to the District Court consisted of four documents: an undated nine-page memorandum presumably written by an Independent Trustee, Mr. J. Murray Howe; a June 6, 1989 (JA.232); a letter from Defendant-Appellant Ernest Monrad back to Mr. Howe; a June 19, 1989 (JA.242), letter from Mr. Monrad back to Mr. Howe (JA.346); and a September 28, 1989 letter from Thomas Kelly, Esq., the Company's legal counsel, to the Trustees (JA.246).

The relevant portion of the correspondence between Messrs. Howe and Monrad Letter is focused on whether the retirement payments to trustees might "hinder" a sale of the Company or the retention of an outside investment manager if that became necessary, for example, following the death of either Monrad or Oates. JA.233 ("But could the existence of the proposed agreement hinder the taking of such action [i.e., changing the investment management]?"). In his June 19 response, Monrad downplayed these concerns and noted that they could be ameliorated by stretching out the retirement payments an additional ten years in the event of a 50%

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decline in the Company's net assets. JA.346. Specifically, Monrad stated:

> "As a response to the worry about [Trustees Monrad and Oates]
> complete demise, one answer could be to have the payments stretched
> out to an additional ten years in the event of, say, a 50% decline in
> assets. This would not affect an upfront lump sum discounted
> payment since that would be a 'done deal.'"

Id. Obviously, if the obligation to pay retirement benefits could be abrogated at any

time by the Independent Trustees at their discretion, as the Trustees now incorrectly

suggest, there would be no reason for Monrad to suggest a provision stretching out

the retirement payments.

In his September 28, 1989, letter to the Trustees, Thomas Kelly, Esq., the

Company's legal counsel, referenced the exchange between Howe and Monrad.

Kelly noted that the exchange had resulted in modifications to the proposed

agreement that would help assure that the Company could attract new management

if the event of the death of either Monrad or Oates coupled with a decline in the

Company's net assets. JA.247. Significantly, like both Howe and Monrad, Kelly

nowhere asserted or implied that the obligation to pay retirement benefits was

unenforceable.

Of course, it is for the Court to determine based on the language in the 1989

Agreement, as amended, and not based on the extrinsic evidence cited by the

Trustees, whether or not the obligations to pay retirement benefits to Minturn are

discretionary. However, where that extrinsic evidence discloses no intention by, or

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implication from Monrad, Howe, or Kelly that the trustees' retirement payments were unenforceable or discretionary, but instead explains both the language in Section 8 allowing the Trustees to stretch out the retirement payments, as Monrad had suggested, as well as the "subject to" clause at the beginning of Section 11, the Court should reject the Trustees' proposed construction of Section 11.

CONCLUSION

For the reasons stated above, Plaintiff-Appellee Robert B. Minturn respectfully requests that this Court conclude, as the District Court did, that the failure of the Defendant-Appellants to pay him the retirement benefits specified in the parties' 1989 Agreement is a breach of that Agreement and affirm the District Court's judgment on Count IV (Breach of Contract) of the Plaintiff's Complaint.

ROBERT B. MINTURN

By his attorneys,

/s/ Douglas W. Salvesen

Richard J. Yurko (Bar # 1044317)
Douglas W. Salvesen (Bar # 41362)
YURKO PARTNERS, P.C.
One Tech Drive, Suite 205
Andover, MA 01810
Tel: (617) 381-4404

Date: October 19, 2022

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CERTIFICATE OF SERVICE FORM
FOR ELECTRONIC FILINGS

I hereby certify that on October 19, 2022, I electronically filed the foregoing document with the United States Court of Appeals for the First Circuit by using the CM/ECF system. I certify that the following parties or their counsel of record are registered as ECF Filers and that they will be served by the CM/ECF system:

William J. Trunk, Shikha Garg, Elizabeth Page Wilkins, David E. Lurie.

/s/ Douglas W. Salvesen

_____

CERTIFICATE OF COMPLIANCE WITH TYPE-VOLUME LIMIT

1. This document complies with the type-volume limit of Fed. R. App. P. 27(d)(2)(A) because, excluding the parts of the document exempted by the Fed. R. App. P. 27(a)(2)(B), this document contains 10,602 words.

2. This document complies with the typeface and the type-style requirements of Fed. R. App. P. 27(d)(1)(E) because this documents was prepared in Microsoft Word using Times New Roman 14-point font.

/s/ Douglas W. Salvesen

_____

Date: October 19, 2022